SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 11, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated February 11, 2016: Nokia Corporation Report for Q4 2015 and Full Year 2015

FINANCIAL STATEMENT RELEASE

February 11, 2016

Nokia Corporation Report for Q4 2015 and Full Year 2015

Continuation of strong operational performance in Nokia Networks and solid growth in Nokia Technologies

Nokia Corporation

Financial Statement Release
February 11, 2016 at 08:00 (CET +1)

This is a summary of the Nokia Corporation report for fourth quarter 2015 and full year 2015 published today. The complete fourth quarter 2015 and full year 2015 report with tables is available at http://company.nokia.com/en/financials. Investors should not rely on summaries of our interim reports only, but should review the complete interim reports with tables.

FINANCIAL HIGHLIGHTS FOR NOKIA’S CONTINUING OPERATIONS

•                  Net sales of EUR 3.6 billion in Q4 2015 (EUR 3.5 billion in Q4 2014) and EUR 12.5 billion in full year 2015 (EUR 11.8 billion in full year 2014).

•                  Q4 2015 non-IFRS diluted EPS of EUR 0.15 (EUR 0.09 in Q4 2014), an increase of 67% year-on-year. Q4 2015 diluted EPS of EUR 0.13 (EUR 0.08 in Q4 2014).

•                  Full year 2015 non-IFRS diluted EPS of EUR 0.36 (EUR 0.27 in full year 2014), an increase of 33% year-on-year. Full year 2015 diluted EPS of EUR 0.31 (EUR 0.67 in full year 2014, benefitting from the recognition of a deferred tax asset).

•                  Nokia’s Board of Directors will propose a dividend of EUR 0.16 per share for 2015 and a special dividend of EUR 0.10 per share (dividend of EUR 0.14 per share for 2014). Proposed dividend is estimated to result in a maximum payout of approximately EUR 960 million in dividend and EUR 600 million in special dividend(1).

Nokia Networks

•                  5% year-on-year net sales decrease in Q4 2015 and 3% net sales growth in full year 2015. On a reported basis, Greater China and Middle East & Africa were the strongest regions. On a constant currency basis, 12% year-on-year net sales decrease in Q4 2015 and 6% net sales decrease in full year 2015.

•                  Strong non-IFRS gross margin of 39.6% in Q4 2015 primarily due to elevated levels of software in Mobile Broadband, partially offset by the absence of non-recurring intellectual property rights net sales which benefitted Q4 2014.

•                  Strong non-IFRS operating margin of 14.6% in Q4 2015. Nokia Networks delivered full year financial results towards the high end of its original 2015 targets, with a non-IFRS operating margin of 10.9% in full year 2015, through strong operational performance and continued focus on execution excellence.

Nokia Technologies

•                  170% year-on-year net sales growth in Q4 2015 and 77% net sales growth in full year 2015. On a year-on-year basis, non-IFRS operating profit grew 318% in Q4 2015 and 102% in full year 2015, primarily related to the growth in net sales resulting from a settled arbitration. This was partially offset by higher non-IFRS operating expenses.

	Reported fourth quarter 2015 results(2)							Reported January- December 2015 results(2)
EUR million (except for EPS in EUR)	Q4’15	Q4’14	YoY change		Q3’15	QoQ change		Q1- Q4’15	Q1- Q4’14	YoY change
Continuing operations
Net sales — constant currency			(3)%			18%				(2)%
Net sales	3 609	3 510	3%		3 036	19%		12 499	11 763	6%
Nokia Networks	3 210	3 365	(5)%		2 877	12%		11 490	11 198	3%
Nokia Technologies	403	149	170%		162	149%		1 024	578	77%
Gross margin % (non-IFRS)	46.4%	40.8%	560	bps	42.7%	370	bps	43.3%	41.7%	160	bps
Operating profit (non-IFRS)	734	503	46%		475	55%		1 949	1 600	22%
Nokia Networks	468	470	0%		391	20%		1 257	1 364	(8)%
Nokia Technologies	322	77	318%		94	243%		720	357	102%
Group Common Functions	(56)	(43)			(10)			(28)	(120)
Operating margin % (non-IFRS)	20.3%	14.3%	600	bps	15.6%	470	bps	15.6%	13.6%	200	bps
Profit (non-IFRS)	575	331	74%		297	94%		1 392	1 058	32%
Profit	499	325	54%		188	165%		1 194	2 718	(56)%
EPS, EUR diluted (non-IFRS)	0.15	0.09	67%		0.08	87%		0.36	0.27	33%
EPS, EUR diluted	0.13	0.08	63%		0.05	160%		0.31	0.67	(54)%
Discontinued operations(2)
Net sales	242	298	(19)%		283	(14)%		1 075	3 427	(69)%
Profit	1 292	120	977%		(37)	(3 592)%		1 274	758	68%
EPS, EUR diluted	0.33	0.03	1 000%		(0.01)	(3 400)%		0.32	0.18	78%

(1) Estimated total dividend amounts of EUR 960 million payable as dividend and EUR 600 million payable as special dividend are calculated assuming full ownership of all Alcatel-Lucent outstanding shares and conversion of all Alcatel-Lucent convertible bonds, resulting in a total of approximately 6 billion Nokia shares.

(2) Results are as reported unless otherwise specified. The results information in this report is unaudited. Nokia reports HERE as part of discontinued operations from the third quarter 2015 until completion of the sale on December 4, 2015. Non-IFRS results exclude the gains from both the sale of substantially all of Nokia’s Devices & Services business to Microsoft (“Sale of the D&S Business”), as well as the sale of the HERE business net of transaction and other related costs resulting from these transactions. In addition, non-IFRS results exclude costs related to the Alcatel-Lucent transaction. Furthermore, non-IFRS results exclude goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring related costs, and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to the year to date discussion and the non-IFRS to reported reconciliation note to the financial statements. A reconciliation of the Q3 2015 non-IFRS results to the reported results can be found on page 31 in the complete Q3 2015 interim report with tables published on October 29, 2015. A reconciliation of the Q4 2014 non-IFRS results to the reported results can be found on pages 20-25 in the complete report for Q4 2014 and full year 2014 with tables published on January 29, 2015.

Nokia completes the sale of its HERE business in Q4 2015

Nokia completed on December 4, 2015 the sale of its HERE digital mapping and location services business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG.

The transaction, which was originally announced on August 3, 2015, valued HERE at an enterprise value of EUR 2.8 billion, subject to certain purchase price adjustments. Nokia received net proceeds of approximately EUR 2.55 billion from the transaction, which is consistent with Nokia’s earlier estimated net proceeds of slightly above EUR 2.5 billion. In Q4 2015 Nokia booked a gain on the sale and a related release of cumulative foreign exchange translation differences totaling approximately EUR 1.1 billion as a result of the transaction. The gain was reported as part of discontinued operations.

Subsequent event

On February 10, 2016, Nokia announced the results of its successful reopened public exchange offer for Alcatel-Lucent securities. Nokia will hold 91.25% of the share capital of Alcatel-Lucent, following the settlement of the securities tendered into the reopened offer, which is expected to occur on February 12, 2016. This equates to Nokia holding 88.07% of the share capital of Alcatel-Lucent on a fully diluted basis.

Nokia confirmed that it will issue approximately 321 million new shares as consideration for the Alcatel-Lucent securities that have been tendered into the reopened public exchange offer. Nokia expects to register these new shares with the Finnish Trade Register on February 12, 2016. After the registration, the total number of Nokia shares will equal approximately 5 769 million shares. Assuming the conversion of all remaining outstanding Alcatel-Lucent shares and convertible bonds into Nokia shares at the exchange ratio offered in the public exchange offers, the total number of Nokia shares would equal approximately 6 billion shares.

As of the first quarter 2016, we expect to align our financial reporting under two areas: the Networks business and Nokia Technologies. The Networks business will be comprised of four business groups: Mobile Networks, Fixed Networks, Applications & Analytics and IP/Optical Networks. Nokia Technologies will continue to operate as a separate business group, with a clear focus on licensing and the incubation of new technologies, and will include the licensing and intellectual property portfolio management operations from Alcatel-Lucent. In addition, Nokia expects to operate the undersea cables business, Alcatel-Lucent Submarine Networks (ASN), and the antenna systems business, Radio Frequency Systems (RFS), as separate entities and plans to report ASN and RFS as part of Group Common Functions.

CEO STATEMENT

2015 was another year of dramatic transformation for Nokia and I am pleased that in the midst of all this change we were able to close the year with solid performances at both Nokia Networks and Nokia Technologies.

Nokia Networks delivered on its commitments for the full year, with a non-IFRS operating margin at the high end of the original guidance range and net sales up three percent on a reported currency basis. Pleasingly, both Mobile Networks and Global Services capped off the year with good fourth quarter results.

Nokia Technologies saw its net sales and operating profit grow considerably, based on strong licensing growth including a contribution from the arbitration award related to our licensing agreement with Samsung.

We have said consistently that we believe that our portfolio of innovation and intellectual property is second to none in the industry and that it has significant value that can be monetized. We expect to have further discussions with Samsung related to intellectual property and technology assets that were not covered by the arbitration process and will continue to pursue new licensing opportunities in a variety of sectors over the course of 2016 and beyond.

I was particularly pleased with our progress towards completing the Alcatel-Lucent transaction in the fourth quarter, culminating with the start of combined operations in early January. Our work as a combined company has gotten off to a strong start. Teams are preparing joint bids, we are working closely with our customers to ensure we can make fast and effective decisions about overlapping areas of our portfolio, and we are on target to deliver on our previously announced synergy savings.

While the competitive environment in Networks remained generally stable in the fourth quarter, we do expect some market headwinds in 2016 as 4G/LTE rollouts in China and some other markets start to slow. The first quarter, in particular, looks quite challenging as customers assess their CAPEX plans in light of increasing macro-economic uncertainty. In this environment, we will continue our sharp focus on operational and commercial discipline, ensure we deliver synergies as quickly as possible, and focus our energy on targeting the growth segments within the overall telecom market.

Rajeev Suri
President and CEO

NOKIA’S CONTINUING OPERATIONS IN Q4 2015

FINANCIAL DISCUSSION

The following discussion is of Nokia’s continuing operations reported results for the fourth quarter 2015, which comprise the results of Nokia’s two continuing businesses — Nokia Networks and Nokia Technologies, as well as Group Common Functions. Comparisons are given to the fourth quarter 2014 and third quarter 2015 results, unless otherwise indicated.

Net sales

Nokia’s continuing operations net sales increased 3% year-on-year and increased 19% sequentially. On a constant currency basis, Nokia’s continuing operations net sales would have decreased 3% year-on-year and would have increased 18% sequentially.

Year-on-year discussion

The year-on-year increase in Nokia’s continuing operations net sales in the fourth quarter 2015 was primarily due to growth in Nokia Technologies, partially offset by lower net sales in Nokia Networks.

Sequential discussion

The sequential increase in Nokia’s continuing operations net sales in the fourth quarter 2015 was primarily due to growth in both Nokia Networks and Nokia Technologies.

Non-IFRS Operating profit

Year-on-year discussion

Nokia’s continuing operations non-IFRS operating profit increased 46% year-on-year in the fourth quarter 2015, primarily due to higher non-IFRS operating profit in Nokia Technologies, partially offset by higher non-IFRS operating loss in Group Common Functions. Please see the Nokia Networks and Nokia Technologies sections for the non-IFRS operating profit discussions. The higher non-IFRS operating loss in Group Common Functions was primarily due to a net negative fluctuation in other income and expenses, partially offset by lower operating expenses.

On a year-on-year basis Group Common Functions non-IFRS other income and expenses was an expense of EUR 21 million in fourth quarter 2015, compared to an expense of EUR 8 million in the fourth quarter 2014. Within Group Common Functions, Nokia recorded a loss of approximately EUR 20 million in fourth quarter 2015 related to the sale of certain of Nokia’s investments made through its venture funds.

On a year-on-year basis, foreign exchange fluctuations had a positive impact on non-IFRS gross profit, and a negative impact on non-IFRS operating expenses, resulting in a slightly positive net impact on non-IFRS operating profit in the fourth quarter 2015.

Sequential discussion

Nokia’s continuing operations non-IFRS operating profit increased 55% sequentially in the fourth quarter 2015, primarily due to higher non-IFRS operating profit in Nokia Technologies and Nokia Networks, partially offset by higher non-IFRS operating loss in Group Common Functions. Please see the Nokia Networks and Nokia Technologies sections for the non-IFRS operating profit discussions. The higher non-IFRS operating loss in Group Common Functions was primarily due to a net negative fluctuation in other income and expenses and, to a lesser extent, higher operating expenses.

On a sequential basis Group Common Functions non-IFRS other income and expenses was an expense of EUR 21 million in the fourth quarter 2015, compared to income of EUR 17 million in the third quarter 2015. Within Group Common Functions, Nokia recorded a loss of approximately EUR 20 million in the fourth quarter 2015 related to the sale of certain of Nokia’s investments made through its venture funds. This compares to a gain of approximately EUR 10 million in the third quarter 2015.

On a sequential basis, foreign exchange fluctuations had a slightly positive impact on non-IFRS gross profit, and a slightly negative impact on non-IFRS operating expenses, resulting in a slightly negative net impact on non-IFRS operating profit in the fourth quarter 2015.

Non-IFRS Profit

Year-on-year discussion

Nokia’s continuing operations non-IFRS profit increased 74% on a year-on-year basis in the fourth quarter 2015, primarily due to higher non-IFRS operating profit.

Nokia’s continuing operations non-IFRS tax rate in the fourth quarter 2015 was approximately 19%, compared to a rate of approximately 27% in the fourth quarter 2014. In the fourth quarter 2015, non-IFRS tax expense benefitted from the utilization of unrecognized deferred tax assets on previous losses related to Nokia’s ownership interests in certain unlisted technology-related funds.

Sequential discussion

Sequentially, Nokia’s continuing operations non-IFRS profit increased 94% in the fourth quarter 2015, primarily due to higher non-IFRS operating profit and a net positive fluctuation in non-IFRS financial income and expenses.

The net positive fluctuation in non-IFRS financial income and expenses was primarily due to lower foreign exchange related losses, receipt of higher distributions from third party venture funds and lower net interest expenses.

Nokia’s continuing operations non-IFRS tax rate in the fourth quarter 2015 was approximately 19%, compared to a rate of approximately 24% in the third quarter 2015. In the fourth quarter 2015, non-IFRS tax expense benefitted from the utilization of unrecognized deferred tax assets on previous losses related to Nokia’s ownership interests in certain unlisted technology-related funds.

OUTLOOK FOR THE COMBINED COMPANY

	Metric	Guidance	Commentary
Nokia	Annual operating cost synergies	Approximately EUR 900 million of net operating cost synergies to be achieved in full year 2018

Compared to the combined non-IFRS operating costs of Nokia and Alcatel-Lucent for full year 2015.
Expected to be derived from a wide range of initiatives related to operating expenses and cost of sales, including:

•             Streamlining of overlapping products and services, particularly within the Mobile Networks business group;

•             Rationalization of regional and sales organizations;

•             Rationalization of overhead, particularly within manufacturing, supply-chain, real estate and information technology;

•             Reduction of central function and public company costs; and

•             Procurement efficiencies, given the combined company’s expanded purchasing power.

	Annual interest expense reduction	Approximately EUR 200 million of reductions in interest expenses to be achieved on a full year basis in 2016 (update)

Compared to the cost of debt run rate for the combined entity at year end 2014.

This is an update to the earlier annual interest expense reduction target of approximately EUR 200 million of reductions in interest expenses to be achieved on a full year basis in 2017.

Networks	FY16 Net sales FY16 Non-IFRS operating margin	Not provided

Due to the very recent acquisition of Alcatel-Lucent, Nokia believes it is not appropriate to provide an annual outlook for the new combined Networks business at the present time, and intends to provide its full year outlook in conjunction with its Q1 results announcement. Q1 2016 net sales and non-IFRS operating margin are expected to be influenced by factors including:

•             A flattish capex environment in 2016 for our overall addressable market;

•             A declining wireless infrastructure market in 2016, with a greater than normal seasonal decline in Q1 2016;

•             Competitive industry dynamics;

•             Product and regional mix;

•             The timing of major network deployments; and

•             Execution of integration and synergy plans.

Nokia Technologies	FY16 Net sales	Not provided	Due to risks and uncertainties in determining the timing and value of significant licensing agreements, Nokia believes it is not appropriate to provide an annual outlook.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) Nokia’s ability to integrate Alcatel-Lucent into its operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel-Lucent announced on April 15, 2015 and closed in early 2016 (“Acquisition”); B) Nokia’s ability to squeeze out the remaining Alcatel-Lucent shareholders in a timely manner or at all to achieve full ownership of Alcatel-Lucent; C) expectations, plans or benefits related to Nokia’s strategies; D) expectations, plans or benefits related to future performance of Nokia’s businesses; E) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model, including the expected characteristics, business, organizational structure, management and operations following the Acquisition; F) expectations regarding market developments, general economic conditions and structural changes; G) expectations and targets regarding performance, including those related to market share, prices, net sales, income and margins; H) timing of the deliveries of our products and services; I) expectations and targets regarding our financial performance, results, operating expenses, taxes, cost savings and competitiveness, as well as results of operations, including targeted synergies; J) expectations and targets regarding collaboration and partnering arrangements, as well as the expected customer reach of Nokia following the Acquisition; K) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; L) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions; and M) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) Nokia’s inability to achieve the targeted business and operational benefits and synergies or disruption caused by the Alcatel-Lucent transaction, including inability to integrate Alcatel-Lucent into Nokia operations and any negative effect from the implementation of the combination, for instance due to the loss of customers, loss of key executives or employees or reduced focus on day-to-day operations and business, or negative effects caused by delays or inability to squeeze out the remaining Alcatel-Lucent shareholders; 2) our ability to identify market trends and business opportunities to select and execute strategies successfully and in a timely manner, and our ability to successfully adjust our operations and operating models; 3) our ability to sustain or improve the operational and financial performance of our businesses and correctly identify or successfully pursue new business opportunities; 4) our dependence on general economic and market conditions, including the capacity for growth in internet and technology usage; 5) our exposure to regulatory, political or other developments in various countries or regions; 6) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 7) our ability to protect our intellectual property rights and defend against third-party infringements and claims that we have infringed third parties’ intellectual property rights (“IPR”), as well as increased licensing costs and restrictions on our ability to use certain technologies, and litigation related to IPR; 8) the potential complex tax issues, tax disputes and tax obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 9) our ability to retain, motivate, develop and recruit appropriately skilled employees, for instance due to possible disruption caused by the Acquisition and related operational and other changes; 10) the performance of the parties we partner and collaborate with, as well as that of our financial counterparties, and our ability to achieve successful collaboration or partnering arrangements, including any disruption from the transaction in obtaining or maintaining the contractual relationships; 11) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain currencies; 12) the impact of unfavorable outcome of litigation, arbitration, contract-related disputes or allegations of health hazards associated with our businesses; 13) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 14 our ability to achieve targeted benefits from or successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, and manage unexpected liabilities related thereto; 15) our ability to manage our operating expenses and reach targeted results through efforts aimed at improving our financial performance, for instance through cost savings and other efforts aimed at increased competitiveness; 16) Nokia’s ability to optimize its capital structure as planned and re-establish our investment grade credit rating; 17) Nokia’s ability to execute its strategy or to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse needs of its customers in the information technology and communications industries and related services market or to appropriately adapt to related technological developments; 18) Nokia’s ability to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 19) Nokia’s dependence on a limited number of customers and large multi-year agreements and adverse effects as a result of further operator consolidation; 20) Nokia’s ability to manage its manufacturing, service creation and delivery, as well as our logistics efficiently and without interruption; 21) Nokia’s dependence on a limited number of suppliers, who may fail to deliver sufficient quantities of fully functional products and components or deliver timely services meeting its customers’ needs; 22) adverse developments with respect to customer financing or extended payment terms Nokia provides to customers; 23) Nokia Technologies’ ability to maintain its existing sources of intellectual property related revenue or establish new sources; 24) Nokia Technologies’ dependence on a limited number of key licensees that contribute proportionally significant patent licensing income, including the outcome of any pending arbitrations or negotiations; 25) Nokia Technologies’ dependence on adequate regulatory protection for patented or other proprietary technologies; 26) Nokia Technologies’ ability to execute its plans through business areas such as licensing the Nokia brand and other business ventures, including benefits and plans related to technology innovation and incubation; and 27) unexpected liabilities or issues with respect to the Acquisition, including pension and employee liabilities or higher than expected transaction costs, as well as the risk factors specified on pages 74 to 89 of Nokia’s latest annual report on Form 20-F under “Operating and Financial Review and Prospects—Risk factors” as well as in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The financial statements were authorized for issue by management on February 10, 2016.

Media and Investor Contacts:

Corporate Communications, tel. +358 10 448 4900, email: press.services@nokia.com Investor Relations Europe, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•                  Nokia plans to publish its “Nokia in 2015” annual report, which includes the review by the Board of Directors and the audited annual accounts, in week 13 of 2016. The annual report will be available at http://company.nokia.com/financials.

•                  Nokia plans to publish its first quarter 2016 results on May 10, 2016.

•                  Nokia’s Annual General Meeting 2016 is scheduled to be held on June 16, 2016.

Report for Q4 and Full Year 2015

Continuation of strong operational performance in Nokia Networks and solid growth in Nokia Technologies

Financial highlights for Nokia’s continuing operations

•             Net sales of EUR 3.6 billion in Q4 2015 (EUR 3.5 billion in Q4 2014) and EUR 12.5 billion in full year 2015 (EUR 11.8 billion in full year 2014).

•             Q4 2015 non-IFRS diluted EPS of EUR 0.15 (EUR 0.09 in Q4 2014), an increase of 67% year-on-year. Q4 2015 diluted EPS of EUR 0.13 (EUR 0.08 in Q4 2014).

•             Full year 2015 non-IFRS diluted EPS of EUR 0.36 (EUR 0.27 in full year 2014), an increase of 33% year-on-year. Full year 2015 diluted EPS of EUR 0.31 (EUR 0.67 in full year 2014, benefitting from the recognition of a deferred tax asset).

•             Nokia’s Board of Directors will propose a dividend of EUR 0.16 per share for 2015 and a special dividend of EUR 0.10 per share (dividend of EUR 0.14 per share for 2014). Proposed dividend is estimated to result in a maximum payout of approximately EUR 960 million in dividend and EUR 600 million in special dividend(1).

Nokia Networks

•             5% year-on-year net sales decrease in Q4 2015 and 3% net sales growth in full year 2015. On a reported basis, Greater China and Middle East & Africa were the strongest regions. On a constant currency basis, 12% year-on-year net sales decrease in Q4 2015 and 6% net sales decrease in full year 2015.

•             Strong non-IFRS gross margin of 39.6% in Q4 2015 primarily due to elevated levels of software in Mobile Broadband, partially offset by the absence of non-recurring intellectual property rights net sales which benefitted Q4 2014.

•             Strong non-IFRS operating margin of 14.6% in Q4 2015. Nokia Networks delivered full year financial results towards the high end of its original 2015 targets, with a non-IFRS operating margin of 10.9% in full year 2015, through strong operational performance and continued focus on execution excellence.

Nokia Technologies

•             170% year-on-year net sales growth in Q4 2015 and 77% net sales growth in full year 2015. On a year-on-year basis, non-IFRS operating profit grew 318% in Q4 2015 and 102% in full year 2015, primarily related to the growth in net sales resulting from a settled arbitration. This was partially offset by higher non-IFRS operating expenses.

Nokia Corporation Interim Report February 11, 2016

	Reported fourth quarter 2015 results(2)							Reported January-December 2015 results(2)
EUR million (except for EPS in EUR)	Q4’15	Q4’14	YoY change		Q3’15	QoQ change		Q1- Q4’15	Q1- Q4’14	YoY change
Continuing operations
Net sales — constant currency			(3)%			18%				(2)%
Net sales	3 609	3 510	3%		3 036	19%		12 499	11 763	6%
Nokia Networks	3 210	3 365	(5)%		2 877	12%		11 490	11 198	3%
Nokia Technologies	403	149	170%		162	149%		1 024	578	77%
Gross margin % (non-IFRS)	46.4%	40.8%	560	bps	42.7%	370	bps	43.3%	41.7%	160	bps
Operating profit (non-IFRS)	734	503	46%		475	55%		1 949	1 600	22%
Nokia Networks	468	470	0%		391	20%		1 257	1 364	(8)%
Nokia Technologies	322	77	318%		94	243%		720	357	102%
Group Common Functions	(56)	(43)			(10)			(28)	(120)
Operating margin % (non-IFRS)	20.3%	14.3%	600	bps	15.6%	470	bps	15.6%	13.6%	200	bps
Profit (non-IFRS)	575	331	74%		297	94%		1 392	1 058	32%
Profit	499	325	54%		188	165%		1 194	2 718	(56)%
EPS, EUR diluted (non-IFRS)	0.15	0.09	67%		0.08	87%		0.36	0.27	33%
EPS, EUR diluted	0.13	0.08	63%		0.05	160%		0.31	0.67	(54)%

EUR million (except for EPS in EUR)	Q4’15	Q4’14	YoY change	Q3’15	QoQ change	Q1- Q4’15	Q1- Q4’14	YoY change
Discontinued operations(2)
Net sales	242	298	(19)%	283	(14)%	1 075	3 427	(69)%
Profit	1 292	120	977%	(37)	(3 592)%	1 274	758	68%
EPS, EUR diluted	0.33	0.03	1 000%	(0.01)	(3 400)%	0.32	0.18	78%

(1) Estimated total dividend amounts of EUR 960 million payable as dividend and EUR 600 million payable as special dividend are calculated assuming full ownership of all Alcatel-Lucent outstanding shares and conversion of all Alcatel-Lucent convertible bonds, resulting in a total of approximately 6 billion Nokia shares.

(2) Results are as reported unless otherwise specified. The results information in this report is unaudited. Nokia reports HERE as part of discontinued operations from the third quarter 2015 until completion of the sale on December 4, 2015. Non-IFRS results exclude the gains from both the sale of substantially all of Nokia’s Devices & Services business to Microsoft (“Sale of the D&S Business”), as well as the sale of the HERE business net of transaction and other related costs resulting from these transactions. In addition, non-IFRS results exclude costs related to the Alcatel-Lucent transaction. Furthermore, non-IFRS results exclude goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring related costs, and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to the year to date discussion and the non-IFRS to reported reconciliation note to the financial statements. A reconciliation of the Q3 2015 non-IFRS results to the reported results can be found on page 31 in the complete Q3 2015 interim report with tables published on October 29, 2015. A reconciliation of the Q4 2014 non-IFRS results to the reported results can be found on pages 20-25 in the complete report for Q4 2014 and full year 2014 with tables published on January 29, 2015.

Nokia completes the sale of its HERE business in Q4 2015

Nokia completed on December 4, 2015 the sale of its HERE digital mapping and location services business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG.

The transaction, which was originally announced on August 3, 2015, valued HERE at an enterprise value of EUR 2.8 billion, subject to certain purchase price adjustments. Nokia received net proceeds of approximately EUR 2.55 billion from the transaction, which is consistent with Nokia’s earlier estimated net proceeds of slightly above EUR 2.5 billion. In Q4 2015 Nokia booked a gain on the sale and a related release of cumulative foreign exchange translation differences totaling approximately EUR 1.1 billion as a result of the transaction. The gain was reported as part of discontinued operations.

Subsequent event

On February 10, 2016, Nokia announced the results of its successful reopened public exchange offer for Alcatel-Lucent securities. Nokia will hold 91.25% of the share capital of Alcatel-Lucent, following the settlement of the securities tendered into the reopened offer, which is expected to occur on February 12, 2016. This equates to Nokia holding 88.07% of the share capital of Alcatel-Lucent on a fully diluted basis.

Nokia confirmed that it will issue approximately 321 million new shares as consideration for the Alcatel-Lucent securities that have been tendered into the reopened public exchange offer. Nokia expects to register these new shares with the Finnish Trade Register on February 12, 2016. After the registration, the total number of Nokia shares will equal approximately 5 769 million shares.

Assuming the conversion of all remaining outstanding Alcatel-Lucent shares and convertible bonds into Nokia shares at the exchange ratio offered in the public exchange offers, the total number of Nokia shares would equal approximately 6 billion shares.

As of the first quarter 2016, we expect to align our financial reporting under two areas: the Networks business and Nokia Technologies. The Networks business will be comprised of four business groups: Mobile Networks, Fixed Networks, Applications & Analytics and IP/Optical Networks. Nokia Technologies will continue to operate as a separate business group, with a clear focus on licensing and the incubation of new technologies, and will include the licensing and intellectual property portfolio management operations from Alcatel-Lucent. In addition, Nokia expects to operate the undersea cables business, Alcatel-Lucent Submarine Networks (ASN), and the antenna systems business, Radio Frequency Systems (RFS), as separate entities and plans to report ASN and RFS as part of Group Common Functions.

CEO statement

2015 was another year of dramatic transformation for Nokia and I am pleased that in the midst of all this change we were able to close the year with solid performances at both Nokia Networks and Nokia Technologies.

Nokia Networks delivered on its commitments for the full year, with a non-IFRS operating margin at the high end of the original guidance range and net sales up three percent on a reported currency basis. Pleasingly, both Mobile Networks and Global Services capped off the year with good fourth quarter results.

Nokia Technologies saw its net sales and operating profit grow considerably, based on strong licensing growth including a contribution from the arbitration award related to our licensing agreement with Samsung.

We have said consistently that we believe that our portfolio of innovation and intellectual property is second to none in the industry and that it has significant value that can be monetized. We expect to have further discussions with Samsung related to intellectual property and technology assets that were not covered by the arbitration process and will continue to pursue new licensing opportunities in a variety of sectors over the course of 2016 and beyond.

I was particularly pleased with our progress towards completing the Alcatel-Lucent transaction in the fourth quarter, culminating with the start of combined operations in early January. Our work as a combined company has gotten off to a strong start. Teams are preparing joint bids, we are working closely with our customers to ensure we can make fast and effective decisions about overlapping areas of our portfolio, and we are on target to deliver on our previously announced synergy savings.

While the competitive environment in Networks remained generally stable in the fourth quarter, we do expect some market headwinds in 2016 as 4G/LTE rollouts in China and some other markets start to slow. The first quarter, in particular, looks quite challenging as customers assess their CAPEX plans in light of increasing macro-economic uncertainty. In this environment, we will continue our sharp focus on operational and commercial discipline, ensure we deliver synergies as quickly as possible, and focus our energy on targeting the growth segments within the overall telecom market.

Rajeev Suri
President and CEO

Nokia’s continuing operations in Q4 2015

Financial discussion

The following discussion is of Nokia’s continuing operations reported results for the fourth quarter 2015, which comprise the results of Nokia’s two continuing businesses — Nokia Networks and Nokia Technologies, as well as Group Common Functions. Comparisons are given to the fourth quarter 2014 and third quarter 2015 results, unless otherwise indicated.

Net sales

Nokia’s continuing operations net sales increased 3% year-on-year and increased 19% sequentially. On a constant currency basis, Nokia’s continuing operations net sales would have decreased 3% year-on-year and would have increased 18% sequentially.

Year-on-year discussion

The year-on-year increase in Nokia’s continuing operations net sales in the fourth quarter 2015 was primarily due to growth in Nokia Technologies, partially offset by lower net sales in Nokia Networks.

Sequential discussion

The sequential increase in Nokia’s continuing operations net sales in the fourth quarter 2015 was primarily due to growth in both Nokia Networks and Nokia Technologies.

Non-IFRS Operating profit

Year-on-year discussion

Nokia’s continuing operations non-IFRS operating profit increased 46% year-on-year in the fourth quarter 2015, primarily due to higher non-IFRS operating profit in Nokia Technologies, partially offset by higher non-IFRS operating loss in Group Common Functions. Please see the Nokia Networks and Nokia Technologies sections for the non-IFRS operating profit discussions. The higher non-IFRS operating loss in Group Common Functions was primarily due to a net negative fluctuation in other income and expenses, partially offset by lower operating expenses.

On a year-on-year basis Group Common Functions non-IFRS other income and expenses was an expense of EUR 21 million in fourth quarter 2015, compared to an expense of EUR 8 million in the fourth quarter 2014. Within Group Common Functions, Nokia recorded a loss of approximately EUR 20 million in fourth quarter 2015 related to the sale of certain of Nokia’s investments made through its venture funds.

On a year-on-year basis, foreign exchange fluctuations had a positive impact on non-IFRS gross profit, and a negative impact on non-IFRS operating expenses, resulting in a slightly positive net impact on non-IFRS operating profit in the fourth quarter 2015.

Sequential discussion

Nokia’s continuing operations non-IFRS operating profit increased 55% sequentially in the fourth quarter 2015, primarily due to higher non-IFRS operating profit in Nokia Technologies and Nokia Networks, partially offset by higher non-IFRS operating loss in Group Common Functions. Please see the Nokia Networks and Nokia Technologies sections for the non-IFRS operating profit discussions. The higher non-IFRS operating loss in Group Common Functions was primarily due to a net negative fluctuation in other income and expenses and, to a lesser extent, higher operating expenses.

On a sequential basis Group Common Functions non-IFRS other income and expenses was an expense of EUR 21 million in the fourth quarter 2015, compared to income of EUR 17 million in the third quarter 2015. Within Group Common Functions, Nokia recorded a loss of approximately EUR 20 million in the fourth quarter 2015 related to the sale of certain of Nokia’s investments made through its venture funds. This compares to a gain of approximately EUR 10 million in the third quarter 2015.

On a sequential basis, foreign exchange fluctuations had a slightly positive impact on non-IFRS gross profit, and a slightly negative impact on non-IFRS operating expenses, resulting in a slightly negative net impact on non-IFRS operating profit in the fourth quarter 2015.

Non-IFRS Profit

Year-on-year discussion

Nokia’s continuing operations non-IFRS profit increased 74% on a year-on-year basis in the fourth quarter 2015, primarily due to higher non-IFRS operating profit.

Nokia’s continuing operations non-IFRS tax rate in the fourth quarter 2015 was approximately 19%, compared to a rate of approximately 27% in the fourth quarter 2014. In the fourth quarter 2015, non-IFRS tax expense benefitted from the utilization of unrecognized deferred tax assets on previous losses related to Nokia’s ownership interests in certain unlisted technology-related funds.

Sequential discussion

Sequentially, Nokia’s continuing operations non-IFRS profit increased 94% in the fourth quarter 2015, primarily due to higher non-IFRS operating profit and a net positive fluctuation in non-IFRS financial income and expenses.

The net positive fluctuation in non-IFRS financial income and expenses was primarily due to lower foreign exchange related losses, receipt of higher distributions from third party venture funds and lower net interest expenses.

Nokia’s continuing operations non-IFRS tax rate in the fourth quarter 2015 was approximately 19%, compared to a rate of approximately 24% in the third quarter 2015. In the fourth quarter 2015, non-IFRS tax expense benefitted from the utilization of unrecognized deferred tax assets on previous losses related to Nokia’s ownership interests in certain unlisted technology-related funds.

Outlook for the combined company

	Metric	Guidance	Commentary
Nokia	Annual operating cost synergies	Approximately EUR 900 million of net operating cost synergies to be achieved in full year 2018

Compared to the combined non-IFRS operating costs of Nokia and Alcatel-Lucent for full year 2015.

Expected to be derived from a wide range of initiatives related to operating expenses and cost of sales, including:

•    Streamlining of overlapping products and services, particularly within the Mobile Networks business group;

•    Rationalization of regional and sales organizations;

•    Rationalization of overhead, particularly within manufacturing, supply-chain, real estate and information technology;

•    Reduction of central function and public company costs; and

•    Procurement efficiencies, given the combined company’s expanded purchasing power.

	Annual interest expense reduction	Approximately EUR 200 million of reductions in interest expenses to be achieved on a full year basis in 2016 (update)

Compared to the cost of debt run rate for the combined entity at year end 2014.

This is an update to the earlier annual interest expense reduction target of approximately EUR 200 million of reductions in interest expenses to be achieved on a full year basis in 2017.

Networks	FY16 Net sales FY16 Non-IFRS operating margin	Not provided

Due to the very recent acquisition of Alcatel-Lucent, Nokia believes it is not appropriate to provide an annual outlook for the new combined Networks business at the present time, and intends to provide its full year outlook in conjunction with its Q1 results announcement. Q1 2016 net sales and non-IFRS operating margin are expected to be influenced by factors including:

•    A flattish capex environment in 2016 for our overall addressable market;

•    A declining wireless infrastructure market in 2016, with a greater than normal seasonal decline in Q1 2016;

•    Competitive industry dynamics;

•    Product and regional mix;

•    The timing of major network deployments; and

•    Execution of integration and synergy plans.

Nokia Technologies	FY16 Net sales	Not provided	Due to risks and uncertainties in determining the timing and value of significant licensing agreements, Nokia believes it is not appropriate to provide an annual outlook.

Nokia Networks

Technology partner for telecom operators of the future

Operational highlights

Radio

Nokia Networks has maintained strong operational and deal momentum.

Nokia Networks and China Mobile Research Institute announced a Memorandum of Understanding on their strategic cooperation in 5G. SK Telecom and Nokia Networks achieved 19.1 Gbps in a joint 5G trial.

Telco Cloud & Software Defined Networking

Nokia Networks established the OpenFastPath Foundation with ARM and Enea for accelerating the performance of SDN-ready applications.

Nokia Networks joined the Open Compute Project to advance its AirFrame Data Center Solution.

Global Services

Nokia Networks won the Customer Experience Management Innovation of the Year award at Telecom Asia.

Services played a significant role in generating new business during Q4 with TIM Brazil, Wind Mobile Canada and StarHub Singapore.

Analytics and Internet of Things

Nokia Networks and SK Telecom demonstrated LTE low power communication technology for IoT in Korea.

Nokia Networks and Oi Brasil announced an agreement to accelerate the development of the IoT ecosystem and to set up an LTE IoT lab in Brazil.

Financial highlights (1)

EUR million	Q4’15	Q4’14	YoY change		Q3’15	QoQ change
Net sales - constant currency			(12)%			10%
Net sales	3 210	3 365	(5)%		2 877	12%
Mobile Broadband	1 723	1 760	(2)%		1 569	10%
Global Services	1 487	1 579	(6)%		1 307	14%
Gross profit (non-IFRS)	1 272	1 287	(1)%		1 137	12%
Gross margin % (non-IFRS)	39.6%	38.2%	140	bps	39.5%	10	bps
R&D (non-IFRS)	(487)	(487)	0%		(444)	10%
SG&A (non-IFRS)	(343)	(336)	2%		(304)	13%
Other income and expenses (non-IFRS)	26	6			3
Operating profit (non-IFRS)	468	470	0%		391	20%
Mobile Broadband	267	220	21%		217	23%
Global Services	202	230	(12)%		173	17%
Operating margin % (non-IFRS)	14.6%	14.0%	60	bps	13.6%	100	bps
Mobile Broadband	15.5%	12.5%	300	bps	13.8%	170	bps
Global Services	13.6%	14.6%	(100	)bps	13.2%	40	bps

(1)Results are reported unless otherwise specified.

Financial discussion

Net sales by segment

In the fourth quarter 2015, Mobile Broadband represented 54% of Nokia Networks net sales, compared to 52% in the fourth quarter 2014 and 55% in the third quarter 2015. In the fourth quarter 2015, Global Services represented 46% of Nokia Networks net sales, compared to 47% in the fourth quarter 2014 and 45% in the third quarter 2015.

Year-on-year discussion

The year-on-year decrease of 5% in Nokia Networks net sales in the fourth quarter 2015 was due to lower net sales in both Global Services and Mobile Broadband, as well as the absence of non-recurring intellectual property rights (“IPR”) net sales which benefitted the year-ago quarter.

Global Services net sales decreased 6% year-on-year in the fourth quarter 2015, primarily due to lower net sales across all business lines except for care, which increased very slightly.

Mobile Broadband net sales decreased 2% year-on-year in the fourth quarter 2015, primarily due to lower net sales in core networking technologies and lower resale of third party equipment, partially offset by growth in overall radio technologies. Within overall radio technologies, the growth was primarily due to LTE.  In addition, small cells grew strongly in percentage terms on a year-on-year basis.

On a constant currency basis, Nokia Networks net sales would have decreased 12% year-on-year.

Sequential discussion

The sequential increase of 12% in Nokia Networks net sales in the fourth quarter 2015 was due to growth in both Global Services and Mobile Broadband.

Global Services net sales increased 14% sequentially in the fourth quarter 2015, primarily due to growth across all business lines except for managed services, which declined very slightly.

Mobile Broadband net sales increased 10% sequentially in the fourth quarter 2015, primarily due to growth in core networking technologies and overall radio technologies. Within overall radio technologies, the growth was primarily due to LTE, as well as legacy radio technologies.

On a constant currency basis, Nokia Networks net sales would have increased 10% sequentially.

EUR million	Q4’15	Q4’14	YoY change	Q3’15	QoQ change
Europe	801	865	(7)%	681	18%
Middle East & Africa	356	350	2%	298	19%
Greater China	482	413	17%	489	(1)%
Asia-Pacific	806	915	(12)%	782	3%
North America	484	514	(6)%	371	30%
Latin America	281	308	(9)%	256	10%
Total	3 210	3 365	(5)%	2 877	12%

Net sales by region

Year-on-year discussion

On a regional basis, compared to the fourth quarter 2014, Nokia Networks net sales in Asia-Pacific decreased 12%, driven by lower net sales in both Mobile Broadband and Global Services. Overall in Asia-Pacific, net sales decreased in Japan, Vietnam, and Australia, while net sales grew in India and the Philippines.

In Europe, net sales decreased 7%, driven by lower net sales in both Mobile Broadband and Global Services. The overall decrease in Europe was primarily due to lower net sales in Russia and Italy, partially offset by growth in the United Kingdom and Ukraine.

In North America, net sales decreased 6%, driven by the absence of non-recurring IPR net sales which benefitted the year-ago quarter and lower net sales in Global Services, partially offset by growth in Mobile Broadband. The decline in Global Services was primarily due to lower net sales in the network implementation and systems integration business lines. The higher net sales in Mobile Broadband was primarily due to overall radio technologies, particularly LTE.

In Latin America, net sales decreased 9%, driven by lower net sales in both Global Services and Mobile Broadband. The overall decrease in Latin America was primarily due to lower net sales in Colombia, partially offset by growth in Chile.

In Greater China, net sales increased 17% primarily driven by higher net sales in Mobile Broadband. The higher net sales in Mobile Broadband was primarily due to growth in LTE and core networking technologies, partially offset by lower net sales in other radio technologies.

In Middle East and Africa, net sales increased 2% primarily due to higher net sales in Global Services. The overall increase in Middle East and Africa was primarily due to growth in Saudi Arabia.

Sequential discussion

On a regional basis, compared to the third quarter 2015, Nokia Networks net sales in Europe increased 18%, driven by higher net sales in both Global Services and Mobile Broadband. The overall increase in Europe was primarily due to higher net sales in Germany, Ukraine, and Turkey.

In North America, net sales increased 30%, driven by higher net sales in both Mobile Broadband and Global Services. The higher net sales in Mobile Broadband was primarily due to overall radio technologies, particularly LTE. The higher net sales in Global Services was primarily due to growth in the network implementation business line, partially offset by lower net sales in the systems integration business line.

In Middle East and Africa, net sales increased 19%, driven by higher net sales in both Global Services and Mobile Broadband. The overall increase in Middle East and Africa was primarily due to growth in Saudi Arabia.

In Latin America, net sales increased 10%, driven by higher net sales in both Mobile Broadband and Global Services. The overall increase in Latin America was primarily driven by growth in Chile, partially offset by lower net sales in Argentina.

In Asia-Pacific, net sales increased 3%, primarily driven by higher net sales in Global Services, partially offset by lower net sales in Mobile Broadband. The overall increase in Asia-Pacific was primarily due to growth in Indonesia, Japan, and Thailand, partially offset by lower net sales in India and Vietnam.

In Greater China, net sales decreased 1%, primarily driven by lower net sales in Mobile Broadband. The lower net sales in Mobile Broadband was primarily due to a decrease in LTE, partially offset by growth in core networking technologies and in other radio technologies.

Non-IFRS Operating profit

Year-on-year discussion

On a year-on-year basis, Nokia Networks non-IFRS operating profit decreased slightly, primarily due to lower non-IFRS operating profit in Global Services and Nokia Networks Other, partially offset by higher non-IFRS operating profit in Mobile Broadband. The decrease in non-IFRS operating profit in Global Services was primarily due to lower non-IFRS gross profit, partially offset by lower non-IFRS operating expenses. The decrease in non-IFRS operating profit in Nokia Networks Other was primarily due to lower non-IFRS gross profit and higher non-

IFRS operating expenses. The increase in Mobile Broadband non-IFRS operating profit was primarily due to higher non-IFRS gross profit and lower non-IFRS operating expenses.

Nokia Networks non-IFRS gross margin increased, primarily due to improvements in non-IFRS gross margin in Mobile Broadband, partially offset by the absence of non-recurring IPR net sales in Nokia Networks Other. The non-IFRS gross margin increase in Mobile Broadband was primarily due to elevated levels of software. The proportion of high margin software sales in the Nokia Networks sales mix was approximately 4 percentage points higher in the fourth quarter 2015 compared to the year-ago quarter.

The non-IFRS gross profit decrease in Global Services was primarily driven by the network implementation and systems integration business lines, partially offset by the care business line. The non-IFRS gross profit decrease in Nokia Networks Other was primarily due to the absence of non-recurring IPR net sales which benefitted the year-ago quarter. The non-IFRS gross profit increase in Mobile Broadband was primarily driven by elevated levels of software, partially offset by more challenging market conditions.

Nokia Networks non-IFRS research and development expenses were flat on a year-on-year basis, primarily due to increased investments in LTE and 5G, offset by continued operational improvement. The slight increase in Nokia Networks non-IFRS selling, general and administrative expenses was primarily due to higher personnel expenses and investments in IT infrastructure, partially offset by continued operational improvement. On a constant currency basis, non-IFRS research and development and selling, general and administrative expenses decreased year-on-year in the fourth quarter 2015.

Nokia Networks non-IFRS other income and expenses was an income of EUR 26 million in the fourth quarter 2015, compared to an income of EUR 6 million in the year-ago quarter. On a year-on-year basis, the change in Nokia Networks non-IFRS other income and expenses was primarily due to the release of certain doubtful account allowances, lower costs related to the sale of receivables, partially offset by higher net indirect tax expenses.

On a year-on-year basis, foreign exchange fluctuations had a significantly positive impact on non-IFRS gross profit, and a slightly negative impact on non-IFRS operating expenses, resulting in a positive net impact on non-IFRS operating profit in the fourth quarter 2015.

Sequential discussion

On a sequential basis, Nokia Networks non-IFRS operating profit increased due to higher non-IFRS operating profit in both Mobile Broadband and Global Services. The increase in both Mobile Broadband and Global Services non-IFRS operating profit was primarily due to higher non-IFRS gross profit, partially offset by higher non-IFRS operating expenses.

Nokia Networks non-IFRS gross margin increased slightly, primarily due to improvements in non-IFRS gross margin in Mobile Broadband. The non-IFRS gross margin performance in Mobile Broadband was primarily due to a positive mix shift with a higher proportion of core networking technologies net sales and a lower proportion of overall radio technologies net sales, as well as higher software mix in core networking technologies. The proportion of high margin software sales in the Nokia Networks sales mix was approximately 2 percentage points higher in the fourth quarter 2015 compared to the third quarter 2015.

The non-IFRS gross profit increase in Mobile Broadband was primarily driven by elevated levels of software, as well as an increase in non-IFRS gross profit in overall radio technologies. The non-IFRS gross profit increase in Global Services was primarily driven by a higher non-IFRS gross profit in the care business line.

The increase in Nokia Networks non-IFRS research and development expenses was primarily due to higher personnel expenses, partially offset by a continued focus on cost efficiency. The increase in Nokia Networks non-IFRS selling, general and administrative expenses was primarily due to higher personnel expenses and investments in IT infrastructure, partially offset by continued operational improvement.

Nokia Networks non-IFRS other income and expenses was an income of EUR 26 million in the fourth quarter 2015, compared to an income of EUR 3 million in the third quarter 2015. On a sequential basis, the change in Nokia Networks non-IFRS other income and expenses was primarily due to the release of certain doubtful account allowances.

On a sequential basis, foreign exchange fluctuations had a slightly positive impact on non-IFRS gross profit, and a slightly negative impact on non-IFRS operating expenses, resulting in a slightly positive net impact on non-IFRS operating profit in the fourth quarter 2015.

Nokia Technologies

Leveraging existing assets and continuing innovation for renewal and growth

Operational highlights

Licensing

The decision in the patent license arbitration with Samsung was received. This resulted in additional compensation payable to Nokia for the extension of the license agreement for the period beginning on January 1, 2014. The award covers part of the Nokia Technologies patent portfolio through the end of 2018. Nokia will continue to discuss its other relevant intellectual property portfolios with Samsung.

Digital Media and Digital Health

Nokia Technologies reached a significant milestone in Digital Media, with the North American sales start of OZO, the virtual reality camera for professional use. Additionally, Nokia Technologies’ Digital Media lab demonstrated new Spatial Audio Mixing technology for distributed spatial audio capture at the OZO launch event in Los Angeles, with enthusiastic feedback from the professional content industry.

Financial highlights (1)

EUR million	Q4’15	Q4’14	YoY change		Q3’15	QoQ change
Net sales - constant currency			181%			154%
Net sales	403	149	170%		162	149%
Gross profit (non-IFRS)	401	147	173%		160	151%
Gross margin % (non-IFRS)	99.5%	98.7%	80	bps	98.8%	70	bps
R&D (non-IFRS)	(54)	(45)	20%		(40)	35%
SG&A (non-IFRS)	(33)	(24)	38%		(27)	22%
Other income and expenses (non-IFRS)	7	(1)			0
Operating profit (non-IFRS)	322	77	318%		94	243%
Operating margin % (non-IFRS)	79.9%	51.7%	2 820	bps	58.0%	2 190	bps

(1)Results are reported unless otherwise specified.

Financial discussion

Net sales

Year-on-year discussion

In the fourth quarter 2015, Nokia Technologies net sales increased 170%, or EUR 254 million, primarily due to two factors. First, approximately 80% of the year-on-year growth, or approximately EUR 200 million, related to non-recurring adjustments from an existing agreement. Second, approximately 20% of the year-on-year growth, or approximately EUR 50 million, related to higher intellectual property licensing income from existing and new licensees, related to settled and ongoing arbitrations. This was partially offset by lower licensing income from certain existing licensees that experienced decreases in handset sales.

On a constant currency basis, Nokia Technologies net sales would have increased 181% year-on-year.

Nokia Technologies fourth quarter 2015 net sales includes revenue from all licensing agreements, including those under arbitration. It is not a forecast of the future outcome of ongoing licensing projects.

Sequential discussion

In the fourth quarter 2015, Nokia Technologies net sales increased 149%, or EUR 239 million, primarily due to two factors. First, approximately 85% of the sequential growth, or approximately EUR 200 million, related to non-recurring adjustments from an existing agreement. Second, approximately 15% of the sequential growth, or approximately EUR 35 million, related to higher intellectual property licensing income from an existing licensee, related to a settled arbitration. This was partially offset by lower licensing income from certain existing licensees that experienced decreases in handset sales.

On a constant currency basis, Nokia Technologies net sales would have increased 154% sequentially.

Nokia Technologies fourth quarter 2015 net sales includes revenue from all licensing agreements, including those under arbitration. It is not a forecast of the future outcome of ongoing licensing projects.

Non-IFRS Operating profit

Year-on-year discussion

The year-on-year increase in Nokia Technologies non-IFRS operating profit was primarily due to higher non-IFRS gross profit, partially offset by higher non-IFRS operating expenses.

The increase in Nokia Technologies non-IFRS research and development expenses was primarily due to higher investments in digital media, digital health, and technology incubation, all of which target long-term growth opportunities. The increase in Nokia Technologies non-IFRS selling, general and administrative expenses was primarily due to increased licensing activities, the ramp-up of new businesses, and higher business support costs.

On a year-on-year basis, foreign exchange fluctuations had a negative impact on non-IFRS gross profit, and a slightly negative impact on non-IFRS operating expenses, resulting in a negative net impact on non-IFRS operating profit in the fourth quarter 2015.

Sequential discussion

The sequential increase in Nokia Technologies non-IFRS operating profit was primarily due to higher non-IFRS gross profit, partially offset by higher non-IFRS operating expenses.

The increase in Nokia Technologies non-IFRS research and development expenses was primarily due to higher investments in digital media, digital health, and technology incubation, all of which target long-term growth opportunities. The increase in Nokia Technologies non-IFRS selling, general and administrative expenses was primarily due to the ramp-up of new businesses as well as increased licensing activities.

Sequentially, foreign exchange fluctuations had a slightly negative impact on non-IFRS gross profit, and a slightly negative impact on non-IFRS operating expenses, resulting in a slightly negative net impact on non-IFRS operating profit in the fourth quarter 2015.

Cash and cash flow

Nokia, including discontinued operations, change in net cash and other liquid assets (EUR billion)

EUR million, at end of period	Q4’15	Q4’14	YoY change	Q3’15	QoQ change
Total cash and other liquid assets	9 849	7 715	28%	6 886	43%
Net cash and other liquid assets(1)	7 775	5 023	55%	4 120	89%

(1)Total cash and other liquid assets less interest-bearing liabilities.

In the fourth quarter 2015, Nokia’s total cash and other liquid assets increased by EUR 2 963 million and Nokia’s net cash and other liquid assets increased by EUR 3 655 million. The sequential increase in Nokia’s net cash and other liquid assets in the fourth quarter 2015 was primarily due to approximately EUR 2.54 billion of net cash inflows from the sale of the HERE business, an increase in net cash of EUR 827 million related to Nokia’s adjusted net profit and an increase in net cash of EUR 712 million resulting from the conversion of the Nokia EUR 750 million convertible bond into shares.

Foreign exchange rates had an approximately EUR 30 million positive impact on the translation of gross cash and approximately EUR 10 million positive impact on net cash.

On a sequential basis, including discontinued operations, net cash and other liquid assets were affected by the following factors:

In the fourth quarter 2015, Nokia’s net cash from operating activities was EUR 460 million. Nokia’s continuing operations adjusted net profit before changes in net working capital was approximately EUR 780 million in the fourth quarter 2015. Nokia’s continuing operations had approximately EUR 60 million of restructuring-related cash outflows in the fourth quarter 2015, related to Nokia Networks. Excluding this, Nokia’s continuing operations net working capital generated a decrease in net cash of approximately EUR 60 million, primarily due to an increase in receivables, partially offset by an increase in short-term liabilities and decrease in inventories. In addition, Nokia’s continuing operations had cash outflows of approximately EUR 140 million related to other financial income and expenses, cash outflows of approximately EUR 40 million related to income taxes and cash outflows of approximately EUR 40 million related to net interest expenses. Additionally, Nokia’s discontinued operations had cash inflows of approximately EUR 20 million in the fourth quarter 2015, primarily due to adjusted net profit, partially offset by a net working capital generated decrease in net cash.

In the fourth quarter 2015, Nokia’s continuing operations net cash outflows from investing activities primarily related to approximately EUR 90 million of capital expenditures and cash inflows of approximately EUR 30 million related to the foreign exchange impact on short-term loans receivable. Additionally, Nokia’s discontinued operations had net cash inflows of approximately EUR 2.54 billion in the fourth quarter 2015 related to the sale of the HERE business.

In the fourth quarter 2015, Nokia’s continuing operations net cash from financing activities increased primarily due to an increase in net cash of EUR 712 million resulting from the conversion of the Nokia EUR 750 million convertible bond into shares, partially offset by net cash outflows related to EUR 30 million of purchases of subsidiary shares.

Nokia’s full year 2015 performance

Financial discussion

The following discussion is of Nokia’s reported results for January-December 2015 which comprise the results of Nokia’s two continuing businesses — Nokia Networks and Nokia Technologies, as well as Group Common Functions and discontinued operations. Comparisons are given to January-December 2014 results, unless otherwise indicated.

EUR million (except EPS in EUR)	Q1-Q4’15	Q1-Q4’14	YoY change
Continuing operations
Net sales - constant currency			(2)%
Net sales	12 499	11 763	6%
Nokia Networks	11 490	11 198	3%
Nokia Technologies	1 024	578	77%
Gross margin %	43.6%	41.7%	190	bps
Operating profit	1 688	1 412	20%
Nokia Networks	1 096	1 210	(9)%
Nokia Technologies	719	343	110%
Group Common Functions	(127)	(141)	(10)%
Operating margin %	13.5%	12.0%	150	bps
Financial income and expenses, net	(177)	(401)	(56)%
Taxes	(346)	1 718	(120)%
Profit	1 194	2 718	(56)%
EPS, EUR diluted	0.31	0.67	(54)%

Net sales

Nokia’s continuing operations net sales increased 6% year-on-year in full year 2015. On a constant currency basis, Nokia’s continuing operations net sales would have decreased 2% year-on-year.

The year-on-year increase in Nokia’s continuing operations net sales in full year 2015 was due to higher net sales in both Nokia Networks and Nokia Technologies.

Operating profit

Nokia’s continuing operations operating profit increased 20% year-on-year in full year 2015, due to an increase in operating profit in Nokia Technologies and lower operating loss from Group Common Functions, partially offset by lower operating profit in Nokia Networks. Please see the Nokia Networks and Nokia Technologies sections for the operating profit discussions. The lower operating loss in Group Common Functions was due a net positive fluctuation in other income and expenses, partially offset by higher operating expenses.

On a year-on-year basis, Group Common Functions other income and expenses was an income of EUR 94 million in full year 2015, compared to an income of EUR 12 million in full year 2014. Within Group Common Functions, Nokia recorded income of approximately EUR 100 million in full year 2015 related to Nokia’s investments made through its venture funds. During 2015, Nokia Growth Partners sold its holdings in Ganji.com to 58.com for a combination of cash and shares, and liquidated the shares received. BlueRun Ventures had also invested in Ganji.com and participated in the transaction.

On a year-on-year basis, Group Common Functions operating expenses increased primarily due to transaction and other related costs.

On a year-on-year basis, foreign exchange fluctuations had a significantly positive impact on gross profit, and a negative impact on operating expenses, resulting in a positive net impact on operating profit in full year 2015.

Profit

Nokia’s continuing operations profit decreased to EUR 1.2 billion in full year 2015, compared to EUR 2.7 billion in full year 2014. The decrease in profit compared to the year-ago period was primarily due to the absence of a EUR 2.0 billion non-cash tax benefit reported in tax expenses, as certain deferred tax assets were recognized as Nokia re-established a pattern of sufficient tax profitability in Finland and Germany to utilize the cumulative losses, foreign tax credits and other temporary differences. This was partially offset by a net positive fluctuation in financial income and expenses.

The net positive fluctuation in financial income and expenses was primarily due to lower net interest expenses, including the absence of a EUR 123 million one-time expense related to the redemption of materially all of Nokia Networks’ borrowings in full year 2014 and the absence of a EUR 57 million accounting charge related to the repayment of EUR 1.5 billion convertible bonds issued to Microsoft in full year 2014.

The share of results of associated companies and joint ventures in full year 2015 includes an out of period adjustment of approximately EUR 25 million. Nokia has historically accounted for the results of a certain joint venture in arrears, as the results have not been material. Primarily due to an increase in the entity’s earnings, a portion of the amounts reflected in full year 2015 should have been recorded in the fourth quarter 2014.

Nokia Networks

EUR million	Q1-Q4’15	Q1-Q4’14	YoY change
Net sales - constant currency			(6)%
Net sales	11 490	11 198	3%
Mobile Broadband	6 064	6 039	0%
Global Services	5 422	5 105	6%
Gross profit	4 437	4 336	2%
Gross margin %	38.6%	38.7%	(10	)bps
R&D	(1 928)	(1 786)	8%
SG&A	(1 321)	(1 236)	7%
Other income and expenses	(92)	(104)
Operating profit	1 096	1 210	(9)%
Mobile Broadband	604	683	(12)%
Global Services	654	653	0%
Operating margin %	9.5%	10.8%	(130	)bps
Mobile Broadband	10.0%	11.3%	(130	)bps
Global Services	12.1%	12.8%	(70	)bps

Net sales by segment

In full year 2015, Mobile Broadband represented 53% of Nokia Networks net sales, compared to 54% in full year 2014. In full year 2015, Global Services represented 47% of Nokia Networks net sales, compared to 46% in full year 2014.

The year-on-year increase of 3% in Nokia Networks net sales in full year 2015 was primarily due to an increase in net sales in Global Services, partially offset by the absence of non-recurring IPR net sales which benefitted full year 2014.

Global Services net sales increased 6% year-on-year in full year 2015, primarily due to growth across all business lines except for managed services.

On a constant currency basis, Nokia Networks net sales would have decreased 6% year-on-year.

Net sales by region

EUR million	Q1-Q4’15	Q1-Q4’14	YoY change
Europe	2 804	2 929	(4)%
Middle East & Africa	1 177	1 053	12%
Greater China	1 712	1 380	24%
Asia-Pacific	3 230	3 289	(2)%
North America	1 594	1 538	4%
Latin America	973	1 009	(4)%
Total	11 490	11 198	3%

On a regional basis, compared to full year 2014, Nokia Networks net sales in Greater China increased 24% driven by higher net sales in both Mobile Broadband and Global Services. The higher net sales in Mobile Broadband was primarily due to growth in LTE and core networking technologies, partially offset by lower net sales in other radio technologies. The higher net sales in Global Services was driven by growth across all business lines.

In Middle East and Africa, net sales increased 12% driven by higher net sales in both Global Services and Mobile Broadband. The overall increase in Middle East and Africa was primarily due to growth in several countries in the Middle East.

In North America, net sales increased 4%, driven by higher net sales in Global Services, partially offset by lower net sales in Mobile Broadband, as well as the absence of non-recurring IPR net sales which benefitted full year 2014.  The higher net sales in Global Services was primarily due to strength in the network implementation business line, including the benefit from the acquisition of SAC Wireless. The lower net sales in Mobile Broadband was primarily due to lower net sales in overall radio technologies.

In Europe, net sales decreased 4%, primarily driven by lower net sales in Global Services. The overall decrease in Europe was primarily due to lower net sales in Germany and Russia, partially offset by growth in the United Kingdom.

In Asia-Pacific, net sales decreased 2%, driven by lower net sales in both Global Services and Mobile Broadband. The overall decrease in Asia-Pacific was primarily due to lower net sales in Japan and South Korea, partially offset by growth in India and Myanmar.

In Latin America, net sales decreased 4%, driven by lower net sales in both Mobile Broadband and Global Services. The overall decrease in Latin America was primarily due to lower net sales in Brazil, partially offset by growth in Argentina.

Operating profit

The year-on-year decrease in Nokia Networks operating profit in full year 2015 was primarily due to lower operating profit in Mobile Broadband and Nokia Networks Other. The decrease in Mobile Broadband operating profit in full year 2015 was primarily due to higher operating expenses, partially offset by higher gross profit. The decrease in operating profit in Nokia Networks Other was primarily due to lower gross profit and higher operating expenses. The approximately flat Global Services operating profit in full year 2015 was primarily due to higher operating expenses, offset by higher gross profit.

On a year-on-year basis, the slight decrease in Nokia Networks gross margin in full year 2015 was primarily due to a lower gross margin in Global Services, a negative mix shift due to a higher proportion of Global Services net sales and a lower proportion of Mobile Broadband net sales and the absence of non-recurring IPR net sales in Nokia Networks Other, partially offset by a higher gross margin in Mobile Broadband. The year-on-year decrease in gross margin in Global Services was primarily due to lower gross margin in the network implementation and network planning and optimization business lines, partially offset by higher gross margin in the care business line. The year-on-year increase in gross margin in Mobile Broadband was primarily due to higher gross margin in overall radio technologies. In addition, Nokia Networks gross margin was negatively impacted by higher costs related to the short-term impact of strategic entry deals, and challenging market conditions. The proportion of high margin software sales in the Nokia Networks sales mix was approximately flat in full year 2015, compared to full year 2014.

The year-on-year increase in gross profit in Mobile Broadband in full year 2015 was primarily due to higher gross profit in overall radio technologies, partially offset by higher costs related to the short-term impact of strategic entry deals, and challenging market conditions. The year-on-year increase in Global Services gross profit in full year 2015 was primarily due to higher gross profit in the care business line, partially offset by lower gross profit in the network implementation business line.

During full year 2015, Nokia Networks recorded amounts in order to correct items previously reported in 2014 and 2013 as cost of sales and reductions to accounts receivable. The impact of this correction was to reduce cost of sales in full year 2015 by EUR 37 million, of which EUR 7 million related to 2014 and EUR 30 million to 2013. The error related to businesses divested in 2013 where Nokia Networks continued to operate certain accounting functions under a transitional arrangement and erroneously recorded pass through costs of the disposed businesses as costs of Nokia Networks.

The year-on-year increase in Nokia Networks research and development expenses in full year 2015 was primarily due to higher personnel expenses and increased investments in LTE, 5G, small cells, and cloud core, partially offset by continued operational improvements. On a year-on-year basis, Nokia Networks selling, general and administrative expenses increased primarily due to higher personnel expenses, partially offset by a continued focus on cost efficiency.

Nokia Networks other income and expenses was an expense of EUR 92 million in full year 2015, compared to an expense of EUR 104 million in full year 2014. On a year-on-year basis, the change in Nokia Networks other income and expenses was primarily due to the absence of a EUR 31 million charge in the year-ago period for anticipated contractual remediation costs related to a technical issue with a third party component, lower costs related to the sale of receivables, lower net indirect tax expenses and the release of certain doubtful account allowances, partially offset by higher restructuring and associated charges.

In full year 2015, Nokia Networks other income and expenses included EUR 121 million of restructuring and associated charges, compared to EUR 57 million of restructuring and associated charges in full year 2014. During full year 2015, Nokia Networks recorded costs of EUR 85 million, related to certain cost reduction and efficiency improvement initiatives. The related annual cost savings are expected to be approximately EUR 70 million in 2016. The costs related to the reduction and efficiency improvement initiatives consist of personnel severance charges in Germany, the United States, China and Japan, and are expected to result in cash outflows of approximately EUR 80 million. In addition, Nokia Networks recorded EUR 37 million of costs following changes in estimates for the Brazil and Germany provisions, related to the Global Restructuring Program announced in 2011.

On a year-on-year basis, foreign exchange fluctuations had a significantly positive impact on gross profit, and a negative impact on operating expenses, resulting in a positive net impact on operating profit in full year 2015.

Nokia Technologies

EUR million	Q1-Q4’15	Q1-Q4’14	YoY change
Net sales - constant currency			75%
Net sales	1 024	578	77%
Gross profit	1 016	571	78%
Gross margin %	99.2%	98.8%	40	bps
R&D	(199)	(161)	24%
SG&A	(109)	(65)	68%
Other income and expenses	10	(1)
Operating profit	719	343	110%
Operating margin %	70.2%	59.3%	1 090	bps

Net sales

In full year 2015, Nokia Technologies net sales increased 77%, or EUR 446 million, year-on-year, primarily due to two factors. First, approximately 70% of the year-on-year growth, or approximately EUR 310 million, of Nokia Technologies net sales in full year 2015 related to non-recurring net sales from existing and new agreements, revenue share related to previously divested IPR, and IPR divestments. Second, approximately 30% of the year-on-year growth, or approximately EUR 130 million, of Nokia Technologies net sales in full year 2015 related to higher IPR licensing income from existing and new licensees, related to settled and ongoing arbitrations, as well as Microsoft becoming a more significant intellectual property licensee in conjunction with the Sale of the D&S Business. This was partially offset by lower licensing income from certain existing licensees that experienced decreases in handset sales.

On a constant currency basis, Nokia Technologies net sales would have increased 75% year-on-year.

Nokia Technologies full year 2015 net sales includes revenue from all licensing agreements, including those under arbitration. It is not a forecast of the future outcome of ongoing licensing projects.

Operating profit

The year-on-year increase in Nokia Technologies operating profit for full year 2015 was primarily due to higher gross profit, partially offset by higher operating expenses.

The increase in Nokia Technologies research and development expenses was primarily due to higher investments in digital media and technology incubation, higher patent portfolio costs, and higher investments in digital health. On a year-on-year basis, Nokia Technologies selling, general and administrative expenses increased primarily due to the ramp up of new businesses, increased licensing activities, and higher business support costs.

On a year-on-year basis, foreign exchange fluctuations had a slightly positive impact on gross profit, and a slightly negative impact on operating expenses, resulting in a slightly negative net impact on operating profit for full year 2015.

Discontinued operations

The following discussion is of Nokia’s discontinued operations results for January-December 2015, which comprise the results of Nokia’s discontinued HERE and D&S businesses. Comparisons are given to January-December 2014, unless otherwise indicated.

Full year 2015 primarily includes the results of the HERE business until the sale on December 4th, 2015. Full year 2014 primarily includes the results of the HERE business for the full year and the results for the D&S business until the sale on April 25th 2014.

EUR million (except EPS in EUR)	Q1-Q4’15	Q1-Q4’14	YoY change
Net sales	1 075	3 427	(69)%
Gross profit	831	1 102	(25)%
R&D	(498)	(899)	(45)%
SG&A	(212)	(628)	(66)%
Other income and expenses	(23)	(1 352)	(98)%
Operating profit	98	(1 777)
Financial income and expenses	(9)	10
Profit/(loss) before taxes	89	(1 767)
Income taxes, excluding the tax effects from disposals	7	(277)
Profit/(loss) for the period, ordinary activities	96	(2 045)
Gain from the Sale of HERE and D&S Businesses, net of tax	1 178	2 803
Profit	1 274	758	68%
EPS, EUR diluted	0.32	0.18	77%

Net sales

In full year 2015, discontinued operations net sales decreased 69%, primarily due to the absence of net sales related to the D&S business.

Operating profit

The year-on-year change in operating profit in discontinued operations was primarily due to the absence of a EUR 1.2 billion impairment charge related to HERE which negatively affected full year 2014 and lower selling, general and administrative and research and development expenses primarily due to the Sale of the D&S Business, partially offset by lower gross profit.

Profit

The year-on-year increase in profit in discontinued operations was primarily due to an improvement in operating profit and, to a lesser extent, the absence of tax expenses related to the de-recognition of deferred tax assets related to HERE’s historical Dutch tax losses, which negatively affected full year 2014. This was partially offset by lower gain on the sale of businesses, net of tax.

The gain on the sale of businesses included a positive foreign exchange difference reclassified from other comprehensive income to profit related to the sale of HERE in the full year 2015. Excluding the positive foreign exchange difference reclassified from other comprehensive income to profit, the sale of HERE would have generated a loss of EUR 116 million. In 2014, the gain on the sale of businesses included a negative foreign exchange difference reclassified from other comprehensive income to profit related to the Sale of the D&S Business.

Cash and cash flow

Nokia, including discontinued operations, change in net cash and other liquid assets

EUR million, at end of period(1)	Q4’15	Q4’14	YTD change
Total cash and other liquid assets	9 849	7 715	28%
Net cash and other liquid assets	7 775	5 023	55%

(1) Total cash and other liquid assets consist of the following line items from our consolidated statement of financial position: Cash and cash equivalents (bank and cash as well as available-for-sale investments, cash equivalents), available-for sale investments, liquid assets and investments at fair value through profit and loss, liquid assets. Net cash and other liquid assets equals total cash and other liquid assets less long-term interest-bearing liabilities (including the current portion thereof) and less short-term borrowings.

In full year 2015, Nokia’s total cash and other liquid assets increased by EUR 2 134 million and Nokia’s net cash and other liquid assets increased by EUR 2 752 million.

Foreign exchange rates had an approximately EUR 60 million positive impact on the translation of gross cash and approximately EUR 100 million positive impact on net cash.

In full year 2015, including discontinued operations, net cash and other liquid assets were affected by the following factors:

In full year 2015, Nokia’s net cash from operating activities was EUR 507 million. Nokia’s continuing operations adjusted net profit before changes in net working capital was approximately EUR 2 070 million in full year 2015. Nokia’s continuing operations had approximately EUR 160 million of restructuring-related cash outflows in full year 2015, related to Nokia Networks. Excluding this, Nokia’s continuing operations net working capital generated a decrease in net cash of approximately EUR 810 million, primarily due to an increase in receivables and decrease in short-term liabilities, partially offset by a decrease in inventories. The decrease in short-term liabilities was primarily due to a decrease in accounts payable. In addition, Nokia’s continuing operations had cash outflows of approximately EUR 40 million related to net interest expenses, cash outflows of approximately EUR 370 million related to other financial income and expenses, and cash outflows of approximately EUR 260 million related to income taxes. Additionally, Nokia’s discontinued operations had cash inflows of approximately EUR 80 million in full year 2015, primarily due to adjusted net profit.

In full year 2015, Nokia’s continuing operations had net cash outflows from investing activities primarily related to cash outflows of approximately EUR 100 million related to acquisitions completed in full year 2015, cash outflows of approximately EUR 20 million related to the foreign exchange impact on short-term loans receivable and approximately EUR 290 million of capital expenditures. Additionally, Nokia discontinued operations had net cash inflows of approximately EUR 2.59 billion primarily related to the sale of businesses in full year 2015.

In full year 2015, Nokia’s continuing operations had net cash outflows from financing activities primarily related to the payment of the dividend of approximately EUR 510 million, cash outflows of approximately EUR 170 million related to share repurchases and cash outflows of approximately EUR 50 million related to purchases of subsidiary shares. This was partially offset by an increase in net cash of EUR 712 million resulting from the conversion of the Nokia EUR 750 million convertible bond into shares.

Shares

The total number of Nokia shares on December 31, 2015, equaled 3 992 863 716. On December 31, 2015, Nokia and its subsidiary companies owned 53 668 695 Nokia shares, representing approximately 1.3% of the total number of Nokia shares and voting rights.

Dividend

Nokia’s Board of Directors will propose a dividend of EUR 0.16 per share for 2015 and a special dividend of EUR 0.10 per share. The distributable funds on the balance sheet of the parent company as of December 31, 2015 amounted to EUR 9 456 million. The planned proposal by Nokia’s Board of Directors is estimated to result in a maximum payout of approximately EUR 960 million in dividends and EUR 600 million in special dividends. These estimated amounts have been calculated assuming the conversion of all remaining outstanding Alcatel-Lucent shares and convertible bonds into Nokia shares at the exchange ratio offered in the public exchange offers, resulting in a total of approximately 6 billion Nokia shares.

Financial statements

Consolidated income statement (condensed, unaudited)

	Reported	Reported	Reported	Reported	Non- IFRS	Non- IFRS	Non- IFRS	Non- IFRS
EUR million	Q4’15	Q4’14	Q1- Q4’15	Q1- Q4’14	Q4’15	Q4’14	Q1- Q4’15	Q1- Q4’14
Net sales (notes 3, 4, 5)	3 609	3 510	12 499	11 763	3 609	3 510	12 499	11 763
Cost of sales	(1 936)	(2 077)	(7 045)	(6 855)	(1 936)	(2 077)	(7 081)	(6 855)
Gross profit (notes 3, 4)	1 673	1 433	5 453	4 907	1 673	1 433	5 418	4 907
Research and development expenses	(550)	(547)	(2 126)	(1 948)	(541)	(532)	(2 088)	(1 902)
Selling, general and administrative expenses	(479)	(410)	(1 651)	(1 453)	(410)	(396)	(1 507)	(1 388)
Other income and expenses (note 9)	(2)	(7)	12	(95)	11	(2)	126	(16)
Operating profit (notes 2, 3, 4)	641	468	1 688	1 412	734	503	1 949	1 600
Share of results of associated companies and joint ventures	17	(3)	29	(12)	17	(3)	29	(12)
Financial income and expenses (note 9)	(43)	(44)	(177)	(401)	(43)	(44)	(177)	(221)
Profit before tax (note 3)	615	421	1 540	999	707	456	1 800	1 368
Income tax (expense)/benefit	(115)	(96)	(346)	1 718	(132)	(125)	(409)	(309)
Profit from continuing operations (notes 2, 3)	499	325	1 194	2 718	575	331	1 392	1 058
Equity holders of the parent	498	324	1 192	2 710	574	330	1 390	1 050
Non-controlling interests	1	1	2	8	1	1	2	8
Profit/(loss) from discontinued operations	1 292	120	1 274	758	59	25	127	(389)
Equity holders of the parent	1 292	120	1 274	752	59	25	127	(395)
Non-controlling interests	0	0	0	6	0	0	0	6
Profit (note 8)	1 791	445	2 468	3 476	634	356	1 518	670
Profit attributable to equity holders of the parent	1 790	443	2 466	3 462	633	355	1 516	656
Non-controlling interests	1	1	2	14	1	1	2	14
Earnings per share, EUR (for profit/(loss) attributable to the equity holders of the parent)
Basic earnings per share
Continuing operations	0.13	0.09	0.32	0.73	0.15	0.09	0.38	0.28
Discontinued operations	0.34	0.03	0.35	0.20	0.02	0.01	0.03	(0.11)
Nokia Group	0.47	0.12	0.67	0.94	0.17	0.10	0.41	0.18
Diluted earnings per share
Continuing operations	0.13	0.08	0.31	0.67	0.15	0.09	0.36	0.27
Discontinued operations	0.33	0.03	0.32	0.18	0.01	0.01	0.03	(0.11)
Nokia Group	0.45	0.11	0.63	0.85	0.16	0.09	0.39	0.17
Average number of shares (‘000 shares)
Basic
Continuing operations	3 793 985	3 667 023	3 670 934	3 698 723	3 793 985	3 667 023	3 670 934	3 698 723
Discontinued operations	3 793 985	3 667 023	3 670 934	3 698 723	3 793 985	3 667 023	3 670 934	3 698 723
Nokia Group	3 793 985	3 667 023	3 670 934	3 698 723	3 793 985	3 667 023	3 670 934	3 698 723
Diluted
Continuing operations	3 947 477	3 986 613	3 949 312	4 131 602	3 947 477	3 986 613	3 949 312	4 131 602
Discontinued operations	3 947 477	3 986 613	3 949 312	4 131 602	3 947 477	3 986 613	3 949 312	3 698 723
Nokia Group	3 947 477	3 986 613	3 949 312	4 131 602	3 947 477	3 986 613	3 949 312	4 131 602
Interest expense, net of tax, on convertible bonds	(3)	(12)	(36)	(60)	(3)	(12)	(36)	(60)
From continuing operations:
Depreciation and amortization (notes 3, 4)	(75)	(68)	(286)	(240)	(54)	(51)	(207)	(173)
Share-based payment (note 3)	20	12	67	53	20	12	67	53

The notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income (condensed, unaudited)

	Reported	Reported	Reported	Reported
EUR million	Q4’15	Q4’14	Q1-Q4’15	Q1-Q4’14

Profit	1 791	445	2 468	3 476

Other comprehensive income/(expense)
Items that will not be reclassified to profit or loss:
Remeasurements on defined benefit pensions	17	(87)	112	(275)
Income tax related to items that will not be reclassified to profit or loss	(7)	39	(28)	96
Items that may be reclassified subsequently to profit or loss:
Translation differences	(1 497)	189	(1 054)	820
Net investment hedges	474	(56)	323	(167)
Cash flow hedges	(23)	23	(5)	(30)
Available-for-sale investments (note 9)	35	40	57	106
Other (decrease)/increase, net	(1)	1	1	40
Income tax related to items that may be reclassified subsequently to profit or loss	(111)	6	(88)	16

Other comprehensive (expense)/income, net of tax	(1 113)	155	(682)	606

Total comprehensive income	678	600	1 786	4 082

Attributable to:
Equity holders of the parent	676	594	1 781	4 061
Non-controlling interests	2	6	5	21
	678	600	1 786	4 082

Attributable to equity holders of the parent:
Continuing operations	528	324	1 457	2 350
Discontinued operations (note 8)	148	270	324	1 711
	676	594	1 781	4 061

Attributable to non-controlling interest:
Continuing operations	2	4	5	16
Discontinued operations (note 8)	0	2	0	5
	2	6	5	21

The notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position, reported (condensed, unaudited)

EUR million	December 31, 2015	December 31, 2014
ASSETS
Goodwill	237	2 563
Other intangible assets	323	350
Property, plant and equipment	695	716
Investments in associated companies and joint ventures	84	51
Available-for-sale investments (note 9)	948	828
Deferred tax assets	2 634	2 720
Long-term loans receivable (note 9)	49	34
Prepaid pension costs	25	31
Other non-current assets	51	47
Non-current assets	5 046	7 339
Inventories	1 014	1 275
Accounts receivable, net of allowances for doubtful accounts (note 9)	3 913	3 429
Prepaid expenses and accrued income	749	913
Social security, VAT and other indirect taxes	258	362
Divestment related receivables	160	206
Other	331	344
Current income tax assets	171	124
Current portion of long-term loans receivable (note 9)	21	1
Other financial assets (note 9)	107	266
Investments at fair value through profit and loss, liquid assets (note 9)	687	418
Available-for-sale investments, liquid assets (note 9)	2 167	2 127
Cash and cash equivalents (note 9)	6 995	5 170
Current assets	15 824	13 724
Total assets	20 870	21 063

SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital	246	246
Share issue premium	380	439
Treasury shares at cost	(718)	(988)
Translation differences	292	1 099
Fair value and other reserves	148	22
Reserve for invested non-restricted equity	3 820	3 083
Retained earnings	6 279	4 710
Capital and reserves attributable to equity holders of the parent	10 446	8 611
Non-controlling interests	21	58
Total equity	10 468	8 669
Long-term interest-bearing liabilities (notes 9, 13)	2 023	2 576
Deferred tax liabilities	62	32
Deferred revenue and other long-term liabilities	1 677	2 197
Advance payments and deferred revenue	1 235	1 632
Defined benefit pension	423	530
Other (note 9)	20	35
Provisions (note 10)	250	301
Non-current liabilities	4 011	5 107
Current portion of interest-bearing liabilities (notes 9, 13)	1	1
Short-term borrowing (note 9)	50	115
Other financial liabilities (note 9)	113	174
Current income tax liabilities	446	481
Accounts payable (note 9)	1 910	2 313
Accrued expenses, deferred revenue and other liabilities	3 395	3 632
Advance payments	695	869
Deferred revenue	1 162	960
Salaries and wages	741	807
Other	797	996
Provisions (note 10)	476	572
Current liabilities	6 391	7 288
Total shareholders’ equity and liabilities	20 870	21 063

Interest-bearing liabilities, EUR million	2 074	2 692
Shareholders’ equity per share, EUR	2.65	2.36
Number of shares (1 000 shares, shares owned by Group companies are excluded)	3 939 195	3 648 143

The notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows, reported (condensed, unaudited)

EUR million	Q4’15	Q4’14	Q1-Q4’15	Q1-Q4’14
Cash flow from/(used in) operating activities
Profit for the period	1 791	445	2 468	3 476
Adjustments, total (note 14)	(964)	164	(243)	(2 262)
Change in net working capital (note 14)	(142)	(113)	(1 016)	1 153
Cash generated from operations (note 14)	685	496	1 209	2 367
Interest received	7	5	62	45
Interest paid	(49)	(48)	(99)	(336)
Other financial income and expenses, net	(142)	(99)	(375)	(165)
Income taxes, net paid	(41)	(130)	(290)	(636)
Net cash from operating activities	460	224	507	1 275
Cash flow from/(used in) investing activities
Acquisition of businesses, net of acquired cash	0	(3)	(98)	(175)
Purchase of current available-for-sale investments, liquid assets	(871)	(657)	(3 133)	(2 977)
Purchase of investments at fair value through profit and loss, liquid assets	(99)	0	(311)	0
Purchase of non-current available-for-sale investments	(31)	(24)	(88)	(73)
Proceeds from (+) / payment of (-) other long-term loans receivable	0	7	(2)	7
Proceeds from (+) / payment of (-) short-term loans receivable	27	11	(17)	20
Capital expenditures (note 14)	(92)	(92)	(314)	(311)
Proceeds from disposal of businesses, net of disposed cash	2 540	143	2 586	2 508
Proceeds from disposal of shares in associated companies	0	1	0	7
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	455	704	3 074	1 774
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	0	0	48	0
Proceeds from sale of non-current available-for-sale investments	74	28	149	62
Proceeds from sale of property, plant and equipment and intangible assets	(1)	7	0	44
Dividends received	0	0	2	0
Net cash from investing activities	2 002	125	1 896	886
Cash flow used in financing activities
Purchase of treasury shares	0	(207)	(173)	(427)
Purchase of a subsidiary’s equity instruments	(27)	(45)	(52)	(45)
Proceeds from long-term borrowings	19	28	232	79
Repayment of long-term borrowings	0	(1)	(24)	(2 749)
Proceeds from (+) / payment of (-) short-term borrowings	(24)	21	(55)	(42)
Dividends paid and other contributions to shareholders	0	(9)	(512)	(1 392)
Net cash used in financing activities	(32)	(213)	(584)	(4 576)
Foreign exchange adjustment	14	(24)	6	(48)
Net increase (+) / decrease (-) in cash and cash equivalents	2 444	112	1 825	(2 463)
Cash and cash equivalents at beginning of period	4 551	5 058	5 170	7 633
Cash and cash equivalents at end of period	6 995	5 170	6 995	5 170

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in shareholders’ equity, reported (condensed, unaudited)

EUR million	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Equity holders of the parent	Non- controlling interest	Total equity
January 1, 2014	246	614	(603)	434	80	3 115	2 580	6 466	193	6 659
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	(142)	0	(46)	(188)	0	(188)
Translation differences	0	0	0	814	0	0	0	814	7	820
Net investment hedges, net of tax	0	0	0	(148)	0	0	0	(148)	0	(148)
Cash flow hedges, net of tax	0	0	0	0	(30)	0	0	(30)	0	(30)
Available-for-sale investments, net of tax (note 9)	0	0	0	0	103	0	0	103	0	103
Other increase, net	0	0	0	0	10	0	39	49	0	49
Profit	0	0	0	0	0	0	3 462	3 462	14	3 476
Total comprehensive income/(expense)	0	0	0	666	(59)	0	3 455	4 062	21	4 082
Share-based payment	0	4	0	0	0	0	0	4	0	4
Excess tax benefit on share-based payment	0	10	0	0	0	0	0	10	0	10
Settlement of performance and restricted shares	0	(25)	47	0	0	(32)	0	(10)	0	(10)
Acquisition of treasury shares	0	0	(427)	0	0	0	0	(427)	0	(427)
Dividends	0	0	0	0	0	0	(1 374)	(1 374)	(9)	(1 383)
Disposal of subsidiaries	0	0	0	0	0	0	0	0	(109)	(109)
Acquisition of non-controlling interests	0	0	0	0	0	0	(7)	(7)	(38)	(45)
Convertible bond - equity component	0	(114)	0	0	0	0	0	(114)	0	(114)
Other movements	0	(51)	(5)	0	0	0	56	0	0	0
Total of other equity movements	0	(175)	(385)	0	0	(32)	(1 325)	(1 917)	(156)	(2 073)
December 31, 2014	246	439	(988)	1 099	22	3 083	4 710	8 611	58	8 669

January 1, 2015	246	439	(988)	1 099	22	3 083	4 710	8 611	58	8 669
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	85	0	(8)	78	0	78
Translation differences	0	0	0	(1 057)	0	0	0	(1 057)	4	(1 053)
Net investment hedges, net of tax	0	0	0	252	0	0	0	252	0	252
Cash flow hedges, net of tax	0	0	0	0	(4)	0	0	(4)	0	(4)
Available-for-sale investments, net of tax (note 9)	0	0	0	0	39	0	0	39	0	39
Other increase/(decrease), net	0	0	0	0	6	0	1	7	(1)	7
Profit	0	0	0	0	0	0	2 466	2 466	2	2 468
Total comprehensive income	0	0	0	(805)	126	0	2 460	1 781	5	1 786
Share-based payment	0	34	0	0	0	0	0	34	0	34
Excess tax benefit on share-based payment	0	(2)	0	0	0	0	0	(2)	0	(2)
Settlement of performance and restricted shares	0	(13)	24	0	0	(16)	0	(5)	0	(5)
Acquisition of treasury shares	0	0	(173)	0	0	0	0	(173)	0	(173)
Cancellation of treasury shares	0	0	427	0	0	0	(427)	0	0	0
Stock options exercise	0	0	0	0	0	4	0	4	0	4
Dividends	0	0	0	0	0	0	(507)	(507)	(5)	(512)
Acquisition of non-controlling interests	0	0	0	0	0	0	(15)	(15)	(37)	(52)
Convertible bond - equity component	0	(57)	0	0	0	0	57	0	0	0
Convertible bond conversion	0	(30)	0	0	0	750	0	720	0	720
Other movements	0	8	(7)	(3)	0	0	2	0	0	0
Total of other equity movements	0	(59)	270	(3)	0	738	(890)	55	(42)	13
December 31, 2015	246	380	(718)	292	148	3 820	6 279	10 446	21	10 468

The notes are an integral part of these consolidated financial statements.

Notes to Financial statements

1. Basis of preparation

The unaudited, consolidated, condensed interim financial statements of Nokia have been prepared in accordance with International Accounting Standard 34 (“IAS 34, Interim Financial Reporting”). The condensed interim financial statements should be read in conjunction with the annual financial statements for 2014, which have been prepared in accordance with IFRS as published by the IASB. The same accounting policies, methods of computation and applications of judgment are followed in these interim financial statements as were followed in the consolidated financial statements of Nokia for 2014.

These interim financial statements were authorized for issue by management on February 10, 2016.

Non-IFRS measures presented in this document exclude certain non-recurring items (special items) for all periods. In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting-related items arising from business acquisitions. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Nokia may not be comparable to similarly titled amounts used by other companies or persons.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information.

We have two businesses: Nokia Networks and Nokia Technologies, and three operating and reportable segments for financial reporting purposes: Mobile Broadband and Global Services within Nokia Networks, and Nokia Technologies. We also present certain segment data for discontinued operations. Numbers are always presented for the continuing operations of Nokia, unless otherwise indicated. Below is a description of our three reportable segments.

Mobile Broadband provides mobile operators with radio and core network software together with the hardware needed to deliver mobile voice and data services. Global Services provides mobile operators with a broad range of services, including network implementation, care, managed services, network planning and optimization as well as systems integration. Nokia Technologies is built on Nokia’s Intellectual Property Rights (IPR) and brand and related licensing. Nokia Networks also contains Nokia Networks Other, which includes net sales and related cost of sales and operating expenses of non-core businesses, IPR net sales and related costs. It also includes restructuring and associated charges for Nokia Networks business.

Additionally, as a result of the sale of the HERE business announced on August 3, 2015, where Nokia sold its HERE business to a consortium of leading automotive companies on December 4, 2015, and of the transaction announced on September 3, 2013, where Nokia sold substantially all of its Devices & Services business to Microsoft on April 25, 2014 (the “Sale of the D&S Business”),  the HERE and the Devices & Services businesses have been presented as discontinued operations on which we report certain separate information.

In full year 2015, the Group acquired two businesses. The combined purchase consideration amounts to EUR 96 million.

Company/business	Description
The wireless network business from Panasonic in Japan (1)

The business transfer included Panasonic’s LTE/3G wireless base station system business, related wireless equipment system business, fixed assets and business contracts with Panasonic’s customers as well as more than 300 Panasonic employees. The Group acquired the business on January 1, 2015.

Eden Rock Communications, LCC

Eden Rock Communications is pioneer in SON and creator of Eden-NET, an industry leading multivendor centralized SON solution. The Group acquired 100% ownership interest in Eden Rock Communications, LLC on July 10, 2015.

(1) Asset deal

On April 15, 2015 Nokia and Alcatel-Lucent announced their intention to combine to create an innovation leader in next generation technology and services for an IP connected world. Nokia obtained control over Alcatel-Lucent on January 4, 2016 through a public exchange offer in France and in the United States, on the basis of 0.55 of a new Nokia share for every Alcatel-Lucent share. The acquisition is presented as a non-adjusting subsequent event in these interim financial statements (Note 15, Subsequent events).

During the second quarter 2015, the Group recorded amounts in order to correct items previously reported in 2014 and 2013 as cost of sales and reductions to accounts receivable. The impact of this correction was to reduce cost of sales in the current period by EUR 37 million, of which EUR 7 million related to 2014 and EUR 30 million to 2013. The error related to businesses divested in 2013 where the Group continued to operate certain accounting functions under a transitional arrangement and erroneously recorded pass through costs of the disposed businesses as costs of the Group. During the first quarter 2015 the Group recorded a correction which resulted in an increase of the results of associated companies and joint ventures by EUR 25 million in the current period. This correction related to the result of a joint venture for the fourth quarter 2014. Nokia had historically accounted for the results of the joint venture in arrears as the results have not been material for the Group. The Group evaluated these items in relation to the current period as well as the periods in which they originated and determined that the corrections are immaterial to the consolidated financial statements in all periods.

Improvements to IFRS 2010-2012 and 2011-2013 cycles

On January 1, 2015, the Group adopted amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement projects for the 2010-2012 and 2011-2013 cycles. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments did not have a material impact on the Group’s consolidated financial statements.

Currency exposures, NOKIA GROUP, Continuing Operations, approximately (unaudited)

	Q4’15		Q4’14		Q3’15
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~35%	~30%	~30%	~35%	~25%	~30%
USD	~35%	~35%	~35%	~30%	~40%	~30%
JPY	~5%	~5%	~10%	~5%	~5%	~5%
CNY	~10%	~10%	~10%	~10%	~15%	~10%
Other	~15%	~20%	~15%	~20%	~15%	~25%
Total	100%	100%	100%	100%	100%	100%

End of Q4’15 balance sheet rate 1 EUR = 1.09 USD

End of Q3’15 balance sheet rate 1 EUR = 1.12 USD

End of Q4’14 balance sheet rate 1 EUR = 1.21 USD

2. Non-IFRS to reported reconciliation, Continuing Operations (unaudited)

In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS results exclude certain non-recurring items (special items) for all periods. In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting related items arising from business acquisitions. We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

	Nokia Networks	Nokia Technologies	Group Common Functions	Nokia continuing operations
EUR million	Q4’15	Q4’15	Q4’15	Q4’15
Non-IFRS Operating Profit/(Loss)	468	322	(56)	734
Restructuring, cost reduction & associated charges (1)	(17)	0	1	(16)
Amortization of acquired intangible assets (2)	(21)	0	0	(21)
Transaction and related costs, including integration costs related to Alcatel-Lucent (3)	0	0	(59)	(59)
Contractual remediation charges and project losses (4)	1	0	0	1
Transfer of businesses	(4)	4	0	0
Divestment of businesses (5)	2	0	0	2
Reported Operating Profit/(Loss)	429	326	(114)	641

Non-IFRS Profit				575
Total non-IFRS exclusions from Operating Profit				(93)
Tax (6)				17
Reported Profit				499

(1) Includes other expenses of EUR 17 million and reversal of EUR 1 million of other expenses.

(2) Includes research and development expenses of EUR 10 million and selling, general and administrative expenses of EUR 11 million.

(3) Includes general and administrative expenses of EUR 58 million.

(4) Includes EUR 1 million partial release of the provision for anticipated contractual remediation charges recorded in Q3’14.

(5) Includes other income of EUR 2 million.

(6) Includes tax impacts of the above non-IFRS exclusions.

	Nokia Networks	Nokia Technologies	Group Common Functions	Nokia continuing operations
EUR million	Q1-Q4’15	Q1-Q4’15	Q1-Q4’15	Q1-Q4’15
Non-IFRS Operating Profit/(Loss)	1 257	720	(28)	1 949
Restructuring, cost reduction & associated charges (1)	(121)	(3)	1	(123)
Amortization of acquired intangible assets (2)	(81)	0	0	(81)
Transaction and related costs, including integration costs related to Alcatel-Lucent (3)	0	0	(100)	(100)
Transaction and other related costs from the Sale of the D&S Business (4)	0	(1)	1	0
Divestment related cost of sales correction (5)	37	0	0	37
Contractual remediation charges and project losses (6)	5	0	0	5
Transfer of businesses	(4)	4	0	0
Divestment of businesses (7)	2	0	0	2
Reported Operating Profit/(Loss)	1 096	719	(127)	1 688

Non-IFRS Profit				1 392
Total non-IFRS exclusions from Operating Profit				(260)
Tax (8)				63
Reported Profit				1 194

(1) Includes other expenses of EUR 120 million and research and development expenses of EUR 3 million and reversal of EUR 1 million of other expenses.

(2) Includes cost of sales of EUR 2 million, research and development expenses of EUR 35 million and selling, general and administrative expenses of EUR 44 million relating to amortization of acquired intangible assets and adjustments to inventory valuation.

(3) Includes general and administrative expenses of EUR 100 million.

(4) Includes research and development expenses of EUR 1 million and selling, general and administrative cost reversals of EUR 1 million.

(5) Includes divestment related cost of sales correction of EUR 37 million related to businesses divested in 2013 (refer to Note 1, Basis of preparation).

(6) Includes EUR 5 million partial release of the provision for anticipated contractual remediation charges recorded in Q3’14.

(7) Includes other income of EUR 2 million.

(8) Includes tax impacts of the above non-IFRS exclusions.

3. Consolidated income statement (unaudited)

NOKIA GROUP, Continuing operations

	Non-IFRS	Non-IFRS Exclusions	Reported	Non-IFRS	Non-IFRS Exclusions	Reported	Non-IFRS	Non-IFRS Exclusions	Reported	Non-IFRS	Non-IFRS Exclusions	Reported
EUR million	Q4’15	Q4’15	Q4’15	Q4’14	Q4’14	Q4’14	Q1-Q4’15	Q1-Q4’15	Q1-Q4’15	Q1-Q4’14	Q1-Q4’14	Q1-Q4’14
Net sales	3 609	0	3 609	3 510	0	3 510	12 499	0	12 499	11 763	0	11 763
Cost of sales (1)	(1 936)	0	(1 936)	(2 077)	0	(2 077)	(7 081)	36	(7 045)	(6 855)	0	(6 855)
Gross profit	1 673	0	1 673	1 433	0	1 433	5 418	35	5 453	4 907	0	4 907
% of net sales	46.4%		46.4%	40.8%		40.8%	43.3%		43.6%	41.7%		41.7%
Research and development expenses (2)	(541)	(9)	(550)	(532)	(15)	(547)	(2 088)	(38)	(2 126)	(1 902)	(46)	(1 948)
% of net sales	15%		15%	15%		16%	17%		17%	16%		17%
Selling, general and administrative expenses (3)	(410)	(69)	(479)	(396)	(14)	(410)	(1 507)	(144)	(1 651)	(1 388)	(65)	(1 453)
% of net sales	11%		13%	11%		12%	12%		13%	12%		12%
Other income and expenses (4)	11	(13)	(2)	(2)	(5)	(7)	126	(114)	12	(16)	(79)	(95)
Operating profit	734	(93)	641	503	(35)	468	1 949	(261)	1 688	1 600	(188)	1 412
% of net sales	20.3%		17.8%	14.3%		13.3%	15.6%		13.5%	13.6%		12.0%
Share of results of associated companies and joint ventures	17	0	17	(3)	0	(3)	29	0	29	(12)	0	(12)
Financial income and expenses (5)	(43)	0	(43)	(44)	0	(44)	(177)	0	(177)	(221)	(180)	(401)
Profit before tax	707	(92)	615	456	(35)	421	1 800	(260)	1 540	1 368	(369)	999
Income tax (expense)/benefit (6)	(132)	17	(115)	(125)	29	(96)	(409)	63	(346)	(309)	2 027	1 718
Profit from continuing operations	575	(76)	499	331	(6)	325	1 392	(198)	1 194	1 058	1 660	2 718
Equity holders of the parent	574	(76)	498	330	(6)	324	1 390	(198)	1 192	1 050	1 660	2 710
Non-controlling interests	1	0	1	1	0	1	2	0	2	8	0	8
Depreciation and amortization	(54)	(21)	(75)	(51)	(17)	(68)	(207)	(79)	(286)	(173)	(67)	(240)
EBITDA	805	(72)	733	551	(19)	532	2 185	(182)	2 003	1 762	(122)	1 640
Share-based payment	20	0	20	12	0	12	67	0	67	53	0	53

(1) Divestment related cost of sales correction of EUR 37 million and adjustments to inventory valuation of EUR 2 million in 2015.

(2) Amortization of acquired intangible assets and other purchase price accounting related items of EUR 9 million in Q4’15 and EUR 35 million in 2015 and EUR 7 million in Q4’14 and EUR 32 million in 2014. Restructuring, cost reduction and associated costs of EUR 3 million in 2015. Transaction and other related costs of EUR 1 million in 2015 and EUR 9 million in Q4’14 and EUR 13 million in 2014.

(3) Amortization of acquired intangible asset of EUR 11 million in Q4’15 and EUR 44 million in 2015 and EUR 9 million in Q4’14 and EUR 34 million in 2014. Transaction and other related costs of EUR 58 million in Q4’15 and EUR 99 million in 2015 and EUR 5 million in Q4’14 and EUR 30 million in 2014.

(4) Restructuring, cost reduction and associated charges of EUR 17 million in Q4’15 and EUR 121 million in 2015 and EUR 5 million in Q4’14 and EUR 57 million in 2014. Partial release of the provision for anticipated contractual remediation charges recorded in Q3’14 of EUR 1 million in Q4’15 and EUR 5 million 2015.  Income related to divestment of businesses of EUR 2 million in Q4’15 and 2015. Anticipated contractual remediation charges of EUR 31 million in 2014. Gain on sale of fixed assets of EUR 6 million in 2014. Transaction and other related cost reversals of EUR 4 million in 2014.

(5) Includes EUR 57 million accounting charge related to the repayment of EUR 1 500 million convertible bonds issued to Microsoft and EUR 123 million financial expense related to the redemption of all material Nokia Networks’ borrowings in 2014.

(6) Includes tax impacts of the above special items in Q4’15 and 2015. Includes EUR 1 999 million reversal of valuation allowances on deferred tax assets in 2014. Includes tax impacts of the above special items of EUR 7 million and  tax special item of EUR 22 million in Q4’14 and in 2014.

NOKIA NETWORKS

		Non-IFRS			Non-IFRS			Non-IFRS			Non-IFRS
	Non-IFRS	Exclusions	Reported	Non-IFRS	Exclusions	Reported	Non-IFRS	Exclusions	Reported	Non-IFRS	Exclusions	Reported
EUR million	Q4’15	Q4’15	Q4’15	Q4’14	Q4’14	Q4’14	Q1-Q4’15	Q1-Q4’15	Q1-Q4’15	Q1-Q4’14	Q1-Q4’14	Q1-Q4’14
Net sales	3 210	0	3 210	3 365	0	3 365	11 490	0	11 490	11 198	0	11 198
Cost of sales (1)	(1 938)	0	(1 938)	(2 078)	0	(2 078)	(7 088)	35	(7 053)	(6 862)	0	(6 862)
Gross profit	1 272	0	1 272	1 287	0	1 287	4 401	36	4 437	4 336	0	4 336
% of net sales	39.6%		39.6%	38.2%		38.2%	38.3%		38.6%	38.7%		38.7%

Research and development expenses (2)	(487)	(10)	(497)	(487)	(7)	(494)	(1 893)	(35)	(1 928)	(1 754)	(32)	(1 786)
% of net sales	15%		15%	14%		15%	16%		17%	16%		16%

Selling, general and administrative expenses (3)	(343)	(11)	(354)	(336)	(9)	(345)	(1 277)	(44)	(1 321)	(1 202)	(34)	(1 236)
% of net sales	11%		11%	10%		10%	11%		11%	11%		11%

Other income and expenses (4)	26	(17)	9	6	(6)	0	25	(117)	(92)	(17)	(87)	(104)
Operating profit	468	(39)	429	470	(22)	448	1 257	(161)	1 096	1 364	(154)	1 210
% of net sales	14.6%		13.4%	14.0%		13.3%	10.9%		9.5%	12.2%		10.8%
Depreciation and amortization	(51)	(21)	(72)	(44)	(16)	(60)	(194)	(80)	(274)	(166)	(67)	(233)
Share of results of associated companies and joint ventures	17	0	17	(2)	0	(2)	43	0	43	(9)	0	(9)
EBITDA	536	(18)	518	512	(6)	506	1 494	(81)	1 413	1 521	(88)	1 433

(1) Divestment related cost of sales correction of EUR 37 million and adjustments to inventory valuation of EUR 2 million in 2015.

(2) Amortization of acquired intangible assets and other purchase price accounting related items of EUR 10 million in Q4’15 and EUR 35 million in 2015 and EUR 7 million in Q4’14 and EUR 32 million in 2014.

(3) Amortization of acquired intangible assets of EUR 11 million in Q4’15 and EUR 44 million in 2015 and EUR 9 million in Q4’14 and EUR 34 million in 2014.

(4) Restructuring, cost reduction and associated charges of EUR 17 million in Q4’15 and EUR 121 million in 2015 and EUR 6 million in Q4’14 and EUR 57 million in 2014. Partial release of the provision for anticipated contractual remediation charges recorded in Q3’14 of EUR 1 million in Q4’15 and EUR 5 million 2015.  Income related to divestment of businesses of EUR 2 million in Q4’15 and in 2015. Expense related to transfers of businesses of EUR 4 million in Q4’15 and in 2015. Anticipated contractual remediation charges of EUR 31 million in 2014.

NOKIA TECHNOLOGIES

	Non-	Non-IFRS		Non-	Non-IFRS		Non- IFRS	Non-IFRS	Reported	Non- IFRS	Non-IFRS	Reported
	IFRS	Exclusions	Reported	IFRS	Exclusions	Reported	Q1-	Exclusions	Q1-	Q1-	Exclusions	Q1-
EUR million	Q4’15	Q4’15	Q4’15	Q4’14	Q4’14	Q4’14	Q4’15	Q1-Q4’15	Q4’15	Q4’14	Q1-Q4’14	Q4’14
Net sales	403	0	403	149	0	149	1 024	0	1 024	578	0	578
Cost of sales	(2)	0	(2)	(2)	0	(2)	(7)	0	(7)	(8)	0	(8)
Gross profit	401	0	401	147	0	147	1 016	0	1 016	571	0	571
% of net sales	99.5%		99.5%	98.7%		98.7%	99.2%		99.2%	98.8%		98.8%

Research and development expenses (1)	(54)	1	(53)	(45)	(9)	(54)	(195)	(4)	(199)	(148)	(13)	(161)
% of net sales	13%		13%	30%		36%	19%		19%	26%		28%

Selling, general and administrative expenses (2)	(33)	0	(33)	(24)	0	(24)	(108)	(1)	(109)	(64)	(1)	(65)
% of net sales	8%		8%	16%		16%	11%		11%	11%		11%

Other income and expenses (3)	7	3	10	(1)	0	(1)	7	3	10	(1)	0	(1)
Operating profit	322	4	326	77	(9)	68	720	(1)	719	357	(14)	343
% of net sales	79.9%		80.9%	51.7%		45.6%	70.3%		70.2%	61.8%		59.3%
Depreciation and amortization	(1)	0	(1)	(1)	0	(1)	(6)	0	(6)	(1)	0	(1)
Share of results of associated companies and joint ventures	0	0	0	0	0	0	0	0	0	0	0	0
EBITDA	323	4	327	78	(8)	70	726	(1)	725	358	(14)	344

(1) Restructuring, cost reduction and associated cost reversals of EUR 3 million in 2015. Transaction and other related costs of EUR 1 million in 2015 and EUR 9 million in Q4’14 and EUR 13 million in 2014.

(2) Transaction and other related costs of EUR 1 million in 2015 and EUR 1 million in 2014.

(3) Income related to transfers of businesses of EUR 4 million in Q4’15 and in 2015.

GROUP COMMON FUNCTIONS

	Non-	Non-IFRS		Non-	Non-IFRS		Non- IFRS	Non-IFRS Exclusions	Reported	Non- IFRS	Non-IFRS Exclusions	Reported
	IFRS	Exclusions	Reported	IFRS	Exclusions	Reported	Q1-	Q1-	Q1-	Q1-	Q1-	Q1-
EUR million	Q4’15	Q4’15	Q4’15	Q4’14	Q4’14	Q4’14	Q4’15	Q4’15	Q4’15	Q4’14	Q4’14	Q4’14
Net sales	0	0	0	0	0	0	0	0	0	1	0	1
Cost of sales	0	0	0	0	0	0	0	0	0	(1)	0	(1)
Gross profit	0	0	0	0	0	0	0	0	0	0	0	0

Research and development expenses	0	0	0	0	0	0	0	0	0	0	0	0

Selling, general and administrative expenses (1)	(34)	(59)	(93)	(36)	(5)	(41)	(122)	(99)	(221)	(123)	(29)	(152)

Other income and expenses (2)	(21)	0	(21)	(8)	0	(8)	94	0	94	2	10	12
Operating loss	(56)	(58)	(114)	(43)	(6)	(49)	(28)	(99)	(127)	(120)	(21)	(141)

Depreciation and amortization	(2)	0	(2)	(6)	0	(6)	(7)	0	(7)	(7)	0	(7)
Share of results of associated companies and joint ventures	0	0	0	(1)	0	(1)	(14)	0	(14)	(3)	0	(3)
EBITDA	(54)	(58)	(112)	(39)	(5)	(44)	(35)	(99)	(134)	(117)	(20)	(137)

(1) Transaction and other related costs of EUR 58 million in Q4’15 and EUR 98 million in 2015 and EUR 5 million in Q4’14 and EUR 29 million in 2014.

(2) Gain on sale of fixed assets of EUR 6 million in 2014. Transaction and other related cost reversals of EUR 4 million in 2014.

4. Segment information and eliminations, Continuing Operations (unaudited)

Q4 2015

	Mobile Broadband	Global Services	Nokia Networks Other(1)	Nokia Networks Total	Nokia Technologies	Group Common Functions		Total	Exclusions	Nokia Continuing Operations
	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Eliminations	Non-IFRS	Non-IFRS	Reported
EUR million	Q4’15	Q4’15	Q4’15	Q4’15	Q4’15	Q4’15	Q4’15	Q4’15	Q4’15	Q4’15
Net sales	1 723	1 487	0	3 210	403	0	(4)	3 609	0	3 609
Costs and expenses	(1 472)	(1 295)	0	(2 768)	(88)	(34)	4	(2 886)	(79)	(2 965)
Other income and expenses	16	10	0	26	7	(21)	0	11	(13)	(2)
Operating profit/(loss)	267	202	0	468	322	(56)	0	734	(93)	641
% of net sales	15.5%	13.6%	0.0%	14.6%	79.9%			20.3%		17.8%
Depreciation and amortization	(40)	(11)	0	(51)	(1)	(2)	0	(54)	(21)	(75)

Q4 2014

	Mobile Broadband	Global Services	Nokia Networks Other(1)	Nokia Networks Total	Nokia Technologies	Group Common Functions		Total	Exclusions	Nokia Continuing Operations
	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Eliminations	Non-IFRS	Non-IFRS	Reported
EUR million	Q4’14	Q4’14	Q4’14	Q4’14	Q4’14	Q4’14	Q4’14	Q4’14	Q4’14	Q4’14
Net sales	1 760	1 579	25	3 365	149	0	(4)	3 510	0	3 510
Costs and expenses	(1 542)	(1 349)	(11)	(2 901)	(71)	(36)	3	(3 004)	(30)	(3 034)
Other income and expenses	2	0	4	6	(1)	(8)	1	(2)	(5)	(7)
Operating profit/(loss)	220	230	18	470	77	(43)	0	503	(35)	468
% of net sales	12.5%	14.6%	72.0%	14.0%	51.7%			14.3%		13.3%
Depreciation and amortization	(35)	(9)	0	(44)	(1)	(6)	0	(51)	(17)	(68)

(1)  Nokia Networks Other includes net sales and related cost of sales and operating expenses of non-core businesses, IPR net sales and related costs.

January-December 2015

EUR million	Mobile Broadband	Global Services	Nokia Networks Other (1)	Nokia Networks Total	Nokia Technologies	Group Common Functions		Total	Exclusions	Nokia Continuing Operations
	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Eliminations	Non-IFRS	Non-IFRS	Reported
	Q1-Q4’15	Q1-Q4’15	Q1-Q4’15	Q1-Q4’15	Q1-Q4’15	Q1-Q4’15	Q1-Q4’15	Q1-Q4’15	Q1-Q4’15	Q1-Q4’15
Net sales	6 064	5 422	4	11 490	1 024	0	(15)	12 499	0	12 499
Costs and expenses	(5 478)	(4 777)	(3)	(10 258)	(311)	(122)	15	(10 676)	(146)	(10 822)
Other income and expenses	18	9	(1)	25	7	94	0	126	(114)	12
Operating profit/(loss)	604	654	0	1 257	720	(28)	0	1 949	(261)	1688
% of net sales	10.0%	12.1%	0.0%	10.9%	70.3%			15.6%		13.5%
Depreciation and amortization	(153)	(41)	0	(194)	(6)	(7)	0	(207)	(79)	(286)

January-December 2014

EUR million	Mobile Broadband	Global Services	Nokia Networks Other (1)	Nokia Networks Total	Nokia Technologies	Group Common Functions		Total	Exclusions	Nokia Continuing Operations
	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Eliminations	Non-IFRS	Non-IFRS	Reported
	Q1-Q4’14	Q1-Q4’14	Q1-Q4’14	Q1-Q4’14	Q1-Q4’14	Q1-Q4’14	Q1-Q4’14	Q1-Q4’14	Q1-Q4’14	Q1-Q4’14
Net sales	6 039	5 105	54	11 198	578	1	(15)	11 763	0	11 763
Costs and expenses	(5 346)	(4 442)	(29)	(9 817)	(220)	(124)	16	(10 146)	(110)	(10 256)
Other income and expenses	(10)	(10)	3	(17)	(1)	2	(1)	(16)	(79)	(95)
Operating profit/(loss)	683	653	28	1 364	357	(120)	0	1 600	(188)	1 412
% of net sales	11.3%	12.8%	51.9%	12.2%	61.8%			13.6%		12.0%
Depreciation and amortization	(130)	(34)	0	(166)	(1)	(7)	0	(173)	(67)	(240)

(1)Nokia Networks Other includes net sales and related cost of sales and operating expenses of non-core businesses, IPR net sales and related costs.

5. NET SALES BY GEOGRAPHIC AREA, NOKIA GROUP, Continuing Operations, reported (unaudited)

EUR million			YoY		QoQ			YoY
	Q4’15	Q4’14	change	Q3’15	change	Q1-Q4’15	Q1-Q4’14	change
Europe	1 200	1 010	19%	839	43%	3 812	3 492	9%
Middle East & Africa	356	350	2%	298	19%	1 177	1 053	12%
Greater China	482	413	17%	489	(1)%	1 712	1 381	24%
Asia-Pacific	806	915	(12)%	782	3%	3 230	3 290	(2)%
North America	484	514	(6)%	371	30%	1 594	1 538	4%
Latin America	281	308	(9)%	256	10%	973	1 009	(4)%
Total	3 609	3 510	3%	3 036	19%	12 499	11 763	6%

6. PERSONNEL BY GEOGRAPHIC AREA, NOKIA GROUP, Continuing Operations (unaudited)

	December	December	YoY	September	QoQ
	31, 2015	31,2014	change	30, 2015	change
Europe	22 171	21 601	3%	22 489	(1)%
Middle East & Africa	2 275	2 358	(4)%	2 290	(1)%
Greater China	8 485	9 537	(11)%	9 217	(8)%
Asia-Pacific	16 663	15 571	7%	16 792	(1)%
North America	3 665	3 631	1%	3 858	(5)%
Latin America	2 459	2 701	(9)%	2 448	0%
Total	55 718	55 399	1%	57 094	(2)%

7. PERSONNEL BY SEGMENT, NOKIA GROUP, Continuing Operations (unaudited) (1)

	December	December	YoY	September	QoQ
	31, 2015	31, 2014	change	30, 2015	change
Nokia Networks	54 513	54 218	1%	55 911	(3)%
Nokia Technologies	573	592	(3)%	553	4%
Group Common Functions	632	589	7%	630	0%
Total	55 718	55 399	1%	57 094	(2)%

(1) Personnel by segment for Group common functions on December 31, 2014 has been restated to account for a transfer from Nokia Networks to Group Common Functions.

8. DISCONTINUED OPERATIONS, reported (unaudited)

On August 3, 2015 the Group announced the sale of the HERE business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG. Subsequent to that date, the Group has presented the HERE business as discontinued operations excluding items outside the final transaction scope until completion of the sale on December 4, 2015. Accordingly the Group has also reclassified the comparative periods on the consolidated condensed income statement. In September 2013, Nokia announced the Sale of the D&S Business. Subsequent to the approval for the sale received in the Extraordinary General Meeting in November 2013, Nokia Group has presented Devices & Services as discontinued business, including those items outside of the final scope of the transaction. The sale was completed on April 25, 2014.

Results of discontinued operations(1)

EUR million	Q4’15	Q4’14	Q1- Q4’15	Q1- Q4’14
Net sales	242	298	1 075	3 427
Cost of sales	(44)	(80)	(245)	(2 325)
Gross profit	198	218	831	1 102
Research and development expenses	(98)	(150)	(498)	(899)
Selling, general and administrative expenses	(46)	(56)	(212)	(628)
Other income and expenses (2)	5	(122)	(23)	(1 352)
Operating profit/(loss)	60	(110)	98	(1 777)
Financial income and expense	24	1	(9)	10
Profit/(loss) before tax	84	(109)	89	(1 767)
Income tax expense (3)	18	229	7	(277)
Profit/(loss) for the period, ordinary activities	101	120	96	(2 045)
Gain on the sale of HERE/D&S Business, net of tax (4)	1 191	0	1 178	2 803
Profit from discontinued operations	1 292	120	1 274	758
Costs and expenses include:
Depreciation and amortization	0	(13)	(33)	(57)
Impairments	0	(50)	0	(1 320)

Assets and liabilities disposed

EUR million	HERE December 4, 2015	D&S April 25, 2014
Goodwill and other intangible assets	2 722	1 427
Property, plant and equipment	115	534
Deferred tax assets and other non-current assets	151	371
Inventories	14	374
Trade and other receivables	174	541
Prepaid expenses and other current assets	87	1 638
Bank and cash and current available-for-sale investments	56	1 114
Total assets	3 319	5 999

Deferred tax liabilities and other liabilities	286	203
Trade and other payables	55	1 340
Deferred income and accrued expenses	306	1 205
Provisions	5	795
Total liabilities	652	3 543
Non-controlling interests	0	109
Net assets disposed of	(2 667)	(2 347)

(1) The amounts presented for periods in 2015 relate mainly to the results of operations of HERE business and the amounts presented for 2014 include both the results of HERE and D&S businesses.

(2) Impairment of goodwill of EUR 1 209 million relating to HERE business in Q1-Q4’14.

(3) Income tax expense excluding the tax effects from disposals.

(4) The amounts represent net gain on disposals. Costs to sell are recognized as incurred.

Cash flows from / used in discontinued operations

			Reported	Reported
EUR million	Reported Q4’15	Reported Q4’14	Q1- Q4’15	Q1- Q4’14
Net cash (used in)/from operating activities	(47)	(54)	6	(947)
Net cash from investing activities	2 532	141	2 553	2 376
Net cash used in financing activities	0	0	0	(9)
Net cash flow for the period	2 485	87	2 559	1 420

Gain on the sale of the discontinued operations

EUR million	HERE business	D&S business
Fair value of sales proceeds less costs to sell (1)	2 551	5 167
Net assets disposed	(2 667)	(2 347)
Settlement of Windows Phone royalty (2)	—	383
Other	—	(28)
Total	(116)	3 175
Foreign exchange differences reclassified from other comprehensive income	1 174	(212)
Profit before tax	1 058	2 963
Income tax (3)	120	(160)
Gain on the sale of the discontinued operations, net of tax	1 178	2 803

(1) For the sale of the HERE business comprises purchase price of EUR 2 800 million,  reduced by adjustments for certain defined liabilities of EUR 249 million. For the Sale of the D&S Business comprises purchase price of EUR 3 790 million, net cash adjustment of EUR 1 114 million and other adjustments of EUR 263 million.

(2) Recognized when the partnership with Microsoft to license the Windows Phone smartphone platform was terminated in conjunction with the Sale of the D&S Business.

(3) For the sale of the HERE business the divestment was largely tax exempt and the tax benefit is due to hedging-related tax deductible losses. For the Sale of the D&S Business tax expense mainly due to non-resident capital gains taxes in certain jurisdictions, as well as tax impacts of legal entity restructuring carried out in connection with the sale.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS, NOKIA GROUP, Continuing Operations, reported (unaudited)

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values and Level 3 requiring most management judgment. At the end of each reporting period Nokia categorizes its financial assets and liabilities to appropriate level of fair value hierarchy.

	Carrying amounts						Fair value(1)
At December 31, 2015, EUR million	Current available- for-sale financial assets	Non-current available-for- sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total	Total
Available-for-sale investments, publicly quoted equity shares	0	16	0	0	0	16	16
Available-for-sale investments, carried at fair value	0	647	0	0	0	647	647
Available-for-sale investments, carried at cost less impairment	0	285	0	0	0	285	285
Long-term loans receivable	0	0	0	49	0	49	39
Accounts receivable	0	0	0	3 913	0	3 913	3 913
Current portion of long-term loans receivable	0	0	0	21	0	21	21
Other current financial assets	0	0	96	11	0	107	107
Investments at fair value through profit and loss, liquid assets	0	0	687	0	0	687	687
Available-for-sale investments, liquid assets carried at fair value	2 167	0	0	0	0	2 167	2 167
Cash and cash equivalents carried at fair value	6 995	0	0	0	0	6 995	6 995
Total financial assets	9 162	948	783	3 994	0	14 887	14 877
Long-term interest-bearing liabilities	0	0	0	0	2 023	2 023	2 100
Current portion of interest-bearing liabilities	0	0	0	0	1	1	1
Short-term borrowing	0	0	0	0	50	50	50
Other financial liabilities	0	0	113	0	8	121	121
Accounts payable	0	0	0	0	1 910	1 910	1 910
Total financial liabilities	0	0	113	0	3 992	4 105	4 182

Items included in the following table are measured at fair value on a recurring basis.

	Instruments with quoted prices in active markets	Valuation technique using observable data	Valuation technique using non- observable data
At December 31, 2015, EUR million	(Level 1)	(Level 2)	(Level 3)	Total
Available-for-sale investments, publicly quoted equity shares	16	0	0	16
Available-for-sale investments, carried at fair value	1	13	632	646
Other current financial assets, derivatives	0	96	0	96
Investments at fair value through profit and loss, liquid assets	687	0	0	687
Available-for-sale investments, liquid assets carried at fair value	2 156	11	0	2 167
Cash and cash equivalents carried at fair value	6 995	0	0	6 995
Total assets	9 855	120	632	10 607
Other financial liabilities, derivatives	0	113	0	113
Total liabilities	0	113	0	113

	Carrying amounts						Fair value(1)
At December 31, 2014, EUR million	Current available-for- sale financial assets	Non-current available-for- sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total	Total
Available-for-sale investments, publicly quoted equity shares	0	14	0	0	0	14	14
Available-for-sale investments, carried at fair value	0	571	0	0	0	571	571
Available-for-sale investments, carried at cost less impairment	0	244	0	0	0	244	244
Long-term loans receivable	0	0	0	34	0	34	28
Accounts receivable	0	0	0	3 429	0	3 429	3 429
Current portion of long-term loans receivable	0	0	0	1	0	1	1
Other current financial assets	0	0	241	25	0	266	266
Investments at fair value through profit and loss, liquid assets	0	0	418	0	0	418	418
Available-for-sale investments, liquid assets carried at fair value	2 127	0	0	0	0	2 127	2 127
Cash and cash equivalents carried at fair value	5 170	0	0	0	0	5 170	5 170
Total financial assets	7 297	829	659	3 489	0	12 274	12 268
Long-term interest-bearing liabilities	0	0	0	0	2 576	2 576	4 058
Current portion of interest-bearing liabilities	0	0	0	0	1	1	1
Short-term borrowing	0	0	0	0	115	115	115
Other financial liabilities	0	0	174	0	0	174	174
Accounts payable	0	0	0	0	2 313	2 313	2 313
Total financial liabilities	0	0	174	0	5 005	5 179	6 661

(1) For items not carried at fair value the following fair value measurement methods are used. The fair value is set to carrying amount for available-for-sale investments carried at cost less impairment for which no reliable fair value has been possible to estimate. These assets are tested for impairment annually using a discounted cash flow analysis. The fair value of loan receivables and payables is estimated based on discounted cash flow method or current market values of similar instruments (level 2). The fair values of long-term interest bearing liabilities are based on discounted cash flow analysis (level 2) or quoted prices (level 1). The fair value is estimated to be equal to the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity.

Items included in the following table are measured at fair value on a recurring basis.

	Instruments with quoted prices in active markets	Valuation technique using observable data	Valuation technique using non- observable data
At December 31, 2014, EUR million	(Level 1)	(Level 2)	(Level 3)	Total
Available-for-sale investments, publicly quoted equity shares	14	0	0	14
Available-for-sale investments, carried at fair value	1	13	557	571
Other current financial assets, derivatives	0	241	0	241
Investments at fair value through profit and loss, liquid assets	418	0	0	418
Available-for-sale investments, liquid assets carried at fair value	2 115	11	0	2 126
Cash and cash equivalents carried at fair value	5 170	0	0	5 170
Total assets	7 718	265	557	8 540
Other financial liabilities, derivatives	0	174	0	174
Total liabilities	0	174	0	174

Level 3 includes a large number of investments in unlisted equities and unlisted funds, including investments managed by Nokia Growth Partners specializing in growth-stage investing and by BlueRun Ventures focusing on early stage opportunities. Within level 3 fair value is determined by using one or more valuation techniques, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of estimated future cash flows. For unlisted funds the selection of appropriate valuation techniques by the fund managing partner may be affected by the availability and reliability of relevant inputs. In some cases, one valuation technique may provide the best indication of fair value while in other circumstances, multiple valuation techniques may be appropriate.

The inputs generally considered in determining the fair value include the original transaction price, recent transactions in the same or similar instruments, completed or pending third-party transactions in the underlying investment or comparable issuers, subsequent rounds of financing, recapitalizations or other transactions undertaken by the issuer, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors. Level 3 investments are valued on a quarterly basis taking into consideration any changes, projections and assumptions, as well as any changes in economic and other relevant conditions. The fair value may be adjusted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the managing partner in the absence of market information. Assumptions used by the managing partner due to the lack of observable inputs may significantly impact the resulting fair value of individual investments, but no individual input has a significant impact on the total fair value of Nokia’s level 3 investments. The following table shows a reconciliation of the opening and closing balances of Level 3 financial assets:

EUR million	Other available-for-sale investments carried at fair value

Balance at December 31, 2014	557
Net gains in income statement	96
Net gains recorded in other comprehensive income	27
Purchases	70
Sales	(147)
Other movements	29
Balance at December 31, 2015	632

The gains and losses from financial assets categorized in level 3 are included in other operating income and expenses in cases where the investment and disposal objectives for these investments are business driven. In other cases the gains and losses are included in financial income and expenses. A net gain of EUR 4 million (net loss of EUR 2 million in 2014) related to level 3 financial instruments held at December 31, 2015, was included in the profit and loss during 2015.

10. PROVISIONS, NOKIA GROUP, Continuing Operations, reported (unaudited)

EUR million	Restructuring	Divestment related	Warranty	Project losses	Litigation	Material liability	Other	Total
At January 1, 2014	443	0	94	152	70	19	144	922
Translation differences	2	0	3	0	(1)	0	3	7
Reclassification(1)	7	94	0	17	(7)	0	(17)	94
Additional provisions	116	72	70	64	15	28	87	452
Changes in estimates	(56)	(5)	(10)	(30)	(6)	(9)	(15)	(131)
Charged to income statement	60	67	60	34	9	19	72	321
Utilized during period	(265)	(24)	(40)	(96)	(3)	(14)	(29)	(471)
At December 31, 2014	247	137	117	107	68	24	173	873

At January 1, 2015	247	137	117	107	68	24	173	873
Disposal of businesses	0	0	0	0	(3)	0	(2)	(5)
Translation differences	(4)	(12)	2	0	(11)	0	7	(18)
Reclassification(2)	(15)	(6)	0	0	15	0	(9)	(15)
Additional provisions	105	49	31	5	24	46	42	302
Changes in estimates	(14)	(22)	(21)	(25)	(11)	(20)	(18)	(131)
Charged to income statement	91	27	10	(20)	13	26	24	171
Utilized during period	(125)	(17)	(35)	(25)	(13)	(21)	(45)	(281)
At December 31, 2015	194	129	94	62	69	29	148	725

(1) The reclassification from other provisions consists of EUR 17 million to project losses relating to a settlement agreement with a customer. The reclassification from litigation consists of EUR 7 million to restructuring to better reflect the nature of these items. The reclassification of EUR 94 million is from accrued expenses to divestment related provisions.

(2) The reclassification from restructuring consists of EUR 15 million to litigation to better reflect the nature of these items. VAT deposits of EUR 6 million were reclassified to partially offset divestment related provisions.  The reclassification of EUR 9 million from other provisions consists of EUR 5 million to allowance for excess and obsolete inventory and EUR 4 million to accrued expenses.

All other material contingencies and off-balance sheet arrangements are disclosed in note 28, Provisions, of our Annual Report on Form 20-F for 2014 and section “Operating and financial review and prospects—Liquidity and capital resources” on page 64 of our Annual Report on Form 20-F for 2014, respectively. LG Electronics has agreed to take a royalty-bearing smartphone patent license from Nokia Technologies in June 2015. The detailed royalty payment obligations will be subject to commercial arbitration. There have not occurred any other significant changes to other material contingencies and off-balance sheet arrangements.

11. COMMITMENTS AND CONTINGENCIES, NOKIA GROUP, Continuing Operations, reported
(unaudited)

EUR million	December 31, 2015	December 31, 2014
Collateral for own commitments
Assets pledged	7	10
Contingent liabilities on behalf of Group companies
Other guarantees	601	673
Contingent liabilities on behalf of associated companies
Financial guarantees	15	13
Contingent liabilities on behalf of other companies
Financial guarantees	6	6
Other guarantees	137	165
Leasing obligations	476	542
Financing commitments
Customer finance commitments	180	155
Venture fund commitments	230	274

The amounts above represent the maximum principal amount of commitments and contingencies.

12. RELATED PARTY TRANSACTIONS, NOKIA GROUP, Continuing Operations, reported
(unaudited)

Significant related party transactions with associated companies and joint ventures in 2015 include Share of results of associated companies and joint ventures of EUR 29 million income (EUR 12 million expense in 2014) and Purchases from associated companies and joint ventures of EUR 233 million (EUR 305 million in 2014).

Transactions and balances with companies over which Nokia exercises control are eliminated on consolidation. Refer to Note 1, Accounting principles and Note 33, Principal Group companies, of our Annual Report on Form 20-F for 2014.

Nokia has related party transactions with a pension fund and the management and the Board of Directors. There have been no significant changes to related party transactions with the pension fund nor to management and Board of Directors’ compensation since December 31, 2014. Refer to note 34, Related party transactions, and section “Compensation” on page 92 of our Annual Report on Form 20-F for 2014.

13. INTEREST-BEARING LIABILITIES, NOKIA GROUP, Continuing Operations, reported
(unaudited)

EUR million	Issuer/Borrower	Final Maturity	December 31, 2015	December 31, 2014
Revolving Credit Facility (EUR 1 500 million)(1)	Nokia Corporation	June 2018	0	0
USD Bond 2039 (USD 500 million 6.625%)	Nokia Corporation	May 2039	459	412
USD Bond 2019 (USD 1 000 million 5.375%)	Nokia Corporation	May 2019	919	824
EUR Bond 2019 (EUR 500 million 6.75%)	Nokia Corporation	February 2019	500	500
EUR Convertible Bond 2017 (EUR 750 million 5%)(2)	Nokia Corporation	October 2017	0	750
Differences between Bond nominal and carrying values(3)	Nokia Corporation		68	21
Other liabilities(4)	Nokia Corporation and various subsidiaries		128	185
Total			2 074	2 692

(1) In June 2015 Nokia refinanced its undrawn EUR 1 500 million Revolving Credit Facility maturing in March 2016 with new similar size Facility maturing in June 2018. The new facility has two one year extension options, no financial covenants and it remains undrawn.

(2) Nokia has utilized the early redemption option of EUR 750 million convertible bond in November 2015 at their principal amount outstanding plus accrued interest. Virtually all bondholders elected to convert their convertible bonds into Nokia shares before redemption.

(3) This line includes mainly Fair Value adjustments for bonds that are designated under Fair value hedge accounting and in 2014 also the difference between Convertible Bond nominal value and carrying value of the financial liability component.

(4) This line includes also EUR 4 million (EUR 8 million, at December 31, 2014) of non-interest bearing payables relating to cash held temporarily due to the divested businesses where Nokia Networks continues to perform services within a contractually defined scope for a specified timeframe.

Nokia Corporation is the issuer or borrower in all material Nokia Group borrowings. All of these borrowings are senior unsecured and have no financial covenants.

14. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS, NOKIA GROUP, reported (unaudited)

In 2014, cash generated from operations included EUR 1 650 million cash inflow relating to the 10 year patent license agreement with Microsoft which was paid in connection with the Sale of the D&S Business.

The capital expenditure cash outflow in 2014 includes EUR 59 million and in 2015 EUR 27 million capital expenditure cash outflows relating to discontinued operations.

In 2014 proceeds from the Sale of the D&S Business is presented net of the amount of principal and accrued interest on the repaid convertible bonds.

EUR million	Q4’15	Q4’14	Q1- Q4’15	Q1-Q4’14
Adjustments for(1)
Depreciation and amortization	76	80	320	297
Loss/(profit) on sale of property, plant and equipment and available-for-sale investments	12	49	(132)	(56)
Income tax expense/(benefit)	97	(133)	338	(1 281)
Share of results of associated companies and joint ventures	(17)	3	(29)	12
Financial income and expenses	33	41	211	600
Transfer from hedging reserve to sales and cost of sales	8	11	61	(10)
Impairment charges	7	59	11	1 335
Gain on the sale of the HERE and the D&S Businesses	(1 191)	0	(1 178)	(3 386)
Asset retirements	2	3	6	8
Share-based payment	13	11	49	37
Restructuring-related charges(2)	0	2	66	115
Other income and expenses	(4)	38	34	67
Total	(964)	164	(243)	(2 262)
Change in net working capital
(Increase)/decrease in short-term receivables	(532)	(66)	(693)	115
Decrease/(increase) in inventories	168	43	341	(462)
Increase/(decrease) in interest-free short-term liabilities	222	(90)	(664)	1 500
Total	(142)	(113)	(1 016)	1 153

(1) Adjustments for continuing and discontinued operations.

(2) The adjustments for restructuring-related charges represent the non-cash portion of the restructuring-related charges recognized in the consolidated income statement.

15. SUBSEQUENT EVENTS, reported (unaudited)

On April 15, 2015, Nokia and Alcatel-Lucent announced their intention to combine through a Public Exchange Offer (the “Exchange Offer”) in France and in the United States. Alcatel-Lucent is a global leader in IP networking, ultra-broadband access and cloud applications. The combined company will leverage the combined scale of its operations, complementary technologies, portfolios and geographical presence and unparalleled innovation capabilities to lead in next generation network technology and services and create access to an expanded addressable market with improved long term growth opportunities. As part of the Exchange Offer, all holders of Alcatel-Lucent ordinary shares, Alcatel-Lucent American Depositary Shares (“ADS”) and OCEANE convertible bonds (collectively, the “Alcatel-Lucent Equity Securities”) could exchange their Alcatel-Lucent Equity Securities for Nokia shares on the basis of 0.55 of a new Nokia share for every Alcatel-Lucent share.

Nokia obtained control of Alcatel-Lucent on January 4, 2016 when the interim results of the successful initial Exchange Offer were announced by the French stock market authority, Autorité des Marchés Financiers (“AMF”). As part of the initial Exchange Offer, Nokia acquired 76.31% of the share capital and at least 76.01% of the voting rights of Alcatel-Lucent, 89.14% of the OCEANEs 2018, 24.34% of the OCEANEs 2019 and 15.11% of the OCEANEs 2020. Nokia issued 1 455 678 563 new Nokia ordinary shares and new Nokia ADSs in total as a result of the initial Exchange Offer.

On January 14, 2016, as required by AMF General Regulation, Nokia reopened its Exchange Offer in France and the United States based on the same terms and conditions used in the initial Exchange Offer for the outstanding Alcatel-Lucent Equity Securities not tendered during the initial Exchange Offer period.

Following the initial and reopened Exchange Offers, Nokia holds 91.25% of the share capital and at least 91.17% of the voting rights of Alcatel-Lucent. Nokia holds 99.62%, 37.18% and 68.17% for the OCEANE 2018, OCEANE 2019 and OCEANE 2020 convertible bonds, respectively.

Nokia will issue 320 701 193 new Nokia ordinary shares and new Nokia ADSs in total as a result of the reopened Exchange Offer. After these shares are registered with the Finnish Trade Register on February 12, 2016, the total number of Nokia shares outstanding will equal 5 769 443 837 shares. Assuming the conversion of all remaining outstanding Alcatel-Lucent Equity Securities into Nokia shares at the exchange ratio offered in the initial and reopened Exchange Offers, the total number of Nokia shares outstanding would equal approximately 6 billion shares.

Nokia has determined that the initial and reopened Exchange Offers are linked transactions that must be considered together as a single arrangement given that the reopened Exchange Offer is required by AMF General Regulation and is based on the same terms and conditions as the initial Exchange Offer. The purchase consideration for the acquisition of Alcatel-Lucent is comprised of the fair value of the Alcatel-Lucent Equity Securities obtained by Nokia through the initial and reopened Exchange Offers plus the portion of the fair value of Alcatel-Lucent stock options and performance shares to be settled with Nokia shares that is attributable to pre-combination services. The fair value of the purchase consideration will be determined based on the closing price of the Nokia share of EUR 6.58 on NASDAQ Helsinki on January 4, 2016 and the Exchange Offer ratio of 0.55 Nokia share for every one Alcatel-Lucent share. The estimation of the fair value of the purchase consideration and the individual purchase consideration components is currently under assessment by Nokia.

In accordance with the terms of the OCEANEs and subject to applicable law, Nokia reserves the right to cause Alcatel Lucent to redeem for cash at par value plus, as applicable, accrued interest, any series of the OCEANEs if less than 15% of the issued OCEANEs of any such series remain outstanding at any time. Nokia intends to conduct an assessment of various alternatives to obtain at least 95% of the share capital and voting rights of Alcatel-Lucent. With 95% of the share capital and voting rights, Nokia can, in accordance with applicable law and following a buy-out offer, squeeze-out the remaining Alcatel-Lucent Equity Securities, enabling Nokia to obtain 100% of the share capital and voting rights of Alcatel-Lucent.

Alcatel-Lucent Equity Securities that may be acquired by Nokia in the future (including through the squeeze-out) will be accounted for as an equity transaction with the remaining non-controlling interests in Alcatel-Lucent. As such, any new Nokia shares or cash consideration paid to obtain the additional Alcatel-Lucent Equity Securities will be recorded directly within equity against the carrying amount of non-controlling interests.

Following the public announcement of the interim results of the initial Exchange Offer on January 4, 2016 and the reopened Exchange Offer on February 10, 2016, Nokia commenced the preparation of the purchase accounting for the acquisition of Alcatel-Lucent including the preparation of a purchase price allocation to assess the fair value of the acquired assets and assumed liabilities. However, due to the short timeframe between the announcement of the results of the initial and reopened Exchange Offers and Nokia’s release of Q4 and full year 2015 earnings, detailed estimates of the purchase accounting for the acquisition of Alcatel-Lucent are not currently available. Nokia expects to obtain additional information and to conduct additional analyses in order to provide provisional purchase accounting information on the fair value of the purchase consideration and the fair values of assets acquired and liabilities assumed as part of Nokia’s 2015 Annual Report on Form 20-F and Nokia’s release of Q1 2016 earning Based on a preliminary assessment, Nokia expects potentially material purchase accounting adjustments in relation to the fair values recognized for goodwill, intangible assets, deferred taxes, inventories, deferred revenue and interest-bearing liabilities. Nokia also expects to record fair value adjustments in relation to its assessment of other assets acquired and liabilities assumed as part of the acquisition of Alcatel-Lucent.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) Nokia’s ability to integrate Alcatel-Lucent into its operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel-Lucent announced on April 15, 2015 and closed in early 2016 (“Acquisition”); B) Nokia’s ability to squeeze out the remaining Alcatel-Lucent shareholders in a timely manner or at all to achieve full ownership of Alcatel-Lucent; C) expectations, plans or benefits related to Nokia’s strategies; D) expectations, plans or benefits related to future performance of Nokia’s businesses; E) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model, including the expected characteristics, business, organizational structure, management and operations following the Acquisition; F) expectations regarding market developments, general economic conditions and structural changes; G) expectations and targets regarding performance, including those related to market share, prices, net sales, income and margins; H) timing of the deliveries of our products and services; I) expectations and targets regarding our financial performance, results, operating expenses, taxes, cost savings and competitiveness, as well as results of operations, including targeted synergies; J) expectations and targets regarding collaboration and partnering arrangements, as well as the expected customer reach of Nokia following the Acquisition; K) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; L) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions; and M) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) Nokia’s inability to achieve the targeted business and operational benefits and synergies or disruption caused by the Alcatel-Lucent transaction, including inability to integrate Alcatel-Lucent into Nokia operations and any negative effect from the implementation of the combination, for instance due to the loss of customers, loss of key executives or employees or reduced focus on day-to-day operations and business, or negative effects caused by delays or inability to squeeze out the remaining Alcatel-Lucent shareholders; 2) our ability to identify market trends and business opportunities to select and execute strategies successfully and in a timely manner, and our ability to successfully adjust our operations and operating models; 3) our ability to sustain or improve the operational and financial performance of our businesses and correctly identify or successfully pursue new business opportunities; 4) our dependence on general economic and market conditions, including the capacity for growth in internet and technology usage; 5) our exposure to regulatory, political or other developments in various countries or regions; 6) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 7) our ability to protect our intellectual property rights and defend against third-party infringements and claims that we have infringed third parties’ intellectual property rights (“IPR”), as well as increased licensing costs and restrictions on our ability to use certain technologies, and litigation related to IPR; 8) the potential complex tax issues, tax disputes and tax obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 9) our ability to retain, motivate, develop and recruit appropriately skilled employees, for instance due to possible disruption caused by the Acquisition and related operational and other changes; 10) the performance of the parties we partner and collaborate with, as well as that of our financial counterparties, and our ability to achieve successful collaboration or partnering arrangements, including any disruption from the transaction in obtaining or maintaining the contractual relationships; 11) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain currencies; 12) the impact of unfavorable outcome of litigation, arbitration, contract-related disputes or allegations of health hazards associated with our businesses; 13) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 14 our ability to achieve targeted benefits from or successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, and manage unexpected liabilities related thereto; 15) our ability to manage our operating expenses and reach targeted results through efforts aimed at improving our financial performance, for instance through cost savings and other efforts aimed at increased competitiveness; 16) Nokia’s ability to optimize its capital structure as planned and re-establish our investment grade credit rating; 17) Nokia’s ability to execute its strategy or to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse needs of its customers in the information technology and communications industries and related services market or to appropriately adapt to related technological developments; 18) Nokia’s ability to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 19) Nokia’s dependence on a limited number of customers and large multi-year agreements and adverse effects as a result of further operator consolidation; 20) Nokia’s ability to manage its manufacturing, service creation and delivery, as well as our logistics efficiently and without interruption; 21) Nokia’s dependence on a limited number of suppliers, who may fail to deliver sufficient quantities of fully functional products and components or deliver timely services meeting its customers’ needs; 22) adverse developments with respect to customer financing or extended payment terms Nokia provides to customers; 23) Nokia Technologies’ ability to maintain its existing sources of intellectual property related revenue or establish new sources; 24) Nokia Technologies’ dependence on a limited number of key licensees that contribute proportionally significant patent licensing income, including the outcome of any pending arbitrations or negotiations; 25) Nokia Technologies’ dependence on adequate regulatory protection for patented or other proprietary technologies; 26) Nokia Technologies’ ability to execute its plans through business areas such as licensing the Nokia brand and other business ventures, including benefits and plans related to technology innovation and incubation; and 27) unexpected liabilities or issues with respect to the Acquisition, including pension and employee liabilities or higher than expected transaction costs, as well as the risk factors specified on pages 74 to 89 of Nokia’s latest annual report on Form 20-F under “Operating and Financial Review and Prospects—Risk factors” as well as in Nokia’s other filings with the U.S. Securities and

Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

These financial statements were authorized for issue by management on February 10, 2016.

Media and Investor Contacts:

Corporate Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations Europe, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•                  Nokia plans to publish its “Nokia in 2015” annual report, which includes the review by the Board of Directors and the audited annual accounts, in week 13 of 2016. The annual report will be available at www.nokia.com/financials.

•                  Nokia plans to publish its first quarter 2016 results on May 10, 2016.

•                  Nokia’s Annual General Meeting 2016 is scheduled to be held on June 16, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal